As filed with the U.S. Securities and Exchange Commission on September 9, 2004
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                               ------------------
                              HOYA KABUSHIKI KAISHA
   (Exact name of issuer of deposited securities as specified in its charter)

                                HOYA CORPORATION
                   (Translation of issuer's name into English)

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                      Deutsche Bank Trust Company Americas
             (Exact name of depositary as specified in its charter)

                      Sixty Wall Street, New York, NY 10005
                            Telephone (212) 602-3761

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                               ------------------
                              CT Corporation System
                                111 Eighth Avenue
                               New York, NY 10011
                                 (212) 894-8700


          (Address, including zip code, and telephone number, including area code, of agent for service)



                                    Copy to:

      Joel M. Simon, Esq.                            Kaoru Umino, Esq.
  Paul, Hastings, Janofsky &               Paul, Hastings, Janofsky & Walker LLP
      Walker (Europe) LLP                            Ark Mori Building
        88 Wood Street                            12-32, Akasaka 1-chome
       London, EC2V 7AJ                       Minato-ku, Tokyo 107-6027 Japan
        United Kingdom                              011-81-3-3586-5643
     011-44-20-7710-2018

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                           |_| on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
=======================  ============== ============ ============= =============
                         Amount to be   Proposed     Proposed      Amount of
Title of each class      registered     maximum      maximum       registration
of Securities to be                     aggregate    aggregate     fee
registered                              price per    offering
                                        unit (1)     price (2)


-----------------------  -------------- ------------ ------------- -------------
                          100,000,000   $5.00        $5,000,000    $633.50
American Depositary        American
Shares evidenced by       Depositary
American Depositary         Shares
Receipts, each
American Depositary
Share representing
one (1) share of
common stock of HOYA
CORPORATION

======================= ============== ============ ============= ==============
(1)     Each Unit represents 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                           Location in Form of American Depositary
Item Number and Caption                                    Receipt Filed Herewith as Prospectus
---------------------------------------------------------- -------------------------------------------
(1)  Name and address of Depositary                        Introductory Paragraph
(2)  Title of American Depositary Receipts and identity    Face of American Depositary Receipt, top
     of deposited securities                               center
     Terms of Deposit:
     (i)    Amount of deposited securities represented     Face of American Depositary Receipt,
            by one unit of American Depositary Shares      upper right corner
     (ii)   Procedure for voting, if any, the deposited    Paragraphs 7, 8 and 9
            securities
     (iii)  Collection and distribution of dividends       Paragraphs 6.1, 6.2, 6.3, 6.4,
                                                           6.5, 7 and 9
     (iv)   Transmission of notices, reports and proxy     Paragraphs 7, 8, 9, 12.1, 12.5 and 12.6
            soliciting material
     (v)    Sale or exercise of rights                     Paragraphs 6.3, 7 and 9
     (vi)   Deposit or sale of securities resulting from   Paragraphs 2.2, 6.2 and 9
            dividends, splits or plans of reorganization
     (vii)  Amendment, extension or termination of the     Paragraphs 10 and 11
            Deposit Agreement
     (viii) Rights of holders of receipts to inspect the   Paragraph 12.3
            transfer books of the Depositary and the
            list of Holders of receipts
     (ix)   Restrictions upon the right to deposit or      Paragraphs 1.1, 1.2, 3, 4, 5, 6.5,
            withdraw the underlying securities             12.2 and 12.4
     (x)    Limitation upon the liability of the           Paragraphs 9 and 11
            Depositary
(3)  Fees and Charges                                      Paragraphs 2.3 and 15


Item 2.  AVAILABLE INFORMATION

                                                           Location in Form of American Depositary
Item Number and Caption                                    Receipt Filed Herewith as Prospectus
---------------------------------------------------------- -------------------------------------------
(a)  The Company furnishes the United States Securities    Paragraph 12.1
     and Exchange Commission with certain public reports
     and documents required by foreign law or otherwise
     under Rule 12g3 2(b) under the Securities Exchange
     Act of 1934.  These reports can be inspected by
     holders of American Depositary Receipts and copied
     at public reference facilities maintained by the
     Commission located at Judiciary Plaza, 450 Fifth
     Street, N.W. (Room 1024) , Washington, D.C. 20549,
     and at the principal executive office of the
     Depositary.


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

        (a) Form of Deposit Agreement. Form of Deposit Agreement among HOYA CORPORATION, Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

        (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

        (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

        (d) Opinion of Paul, Hastings, Janofsky & Walker (Europe) LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

        (e)    Certification under Rule 466. Not applicable.

        (f) Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the
               Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

        (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on September 9, 2004.

                             Legal  entity   created  by  the  form  of  Deposit
                             Agreement for the issuance of ADRs evidencing American Depositary Shares

                             By:    DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                    as Depositary



                             By:    /s/ Mike Hughes
                                    ----------------------------
                             Name:  Mike Hughes
                             Title: Director



                             By:    /s/ Jeff Margolick
                                    ----------------------------
                             Name:  Jeff Margolick
                             Title: Vice President

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, HOYA CORPORATION certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 9, 2004.

                             HOYA CORPORATION


                             By:    /s/ Hiroshi Suzuki
                                    -----------------------------------
                             Name:  Hiroshi Suzuki
                             Title: President & CEO



                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hiroshi Suzuki and Kenji Ema, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of September 9, 2004


                   Signatures                     Title
                   ----------                     -----


               /s/ Hiroshi Suzuki
         ------------------------------           Director, President & CEO
                 Hiroshi Suzuki



                /s/ Takeo Shiina
         ------------------------------           Director
                  Takeo Shiina



               /s/ Naotaka Saeki
         ------------------------------           Director
                 Naotaka Saeki



               /s/ Yuzaburo Mogi
         ------------------------------           Director
                 Yuzaburo Mogi

                   Signatures                     Title
                   ----------                     -----

              /s/ Yoshikazu Hanawa
         ------------------------------           Director
                Yoshikazu Hanawa



                 /s/ Eiko Kono
         ------------------------------           Director
                   Eiko Kono



                 /s/ Kenji Ema
         ------------------------------           Director,
                   Kenji Ema                      Chief Financial Officer



               /s/ Hiroaki Tanji
         ------------------------------           Director
                 Hiroaki Tanji



             /s/ Gerald W. Bottero
         ------------------------------           HOYA HOLDINGS, INC.
               Gerald W. Bottero                  (Authorized Representative in
                                                  the United States)

                                INDEX TO EXHIBITS

Exhibit
Number
------

(a)     Form of Deposit Agreement.

(d) Opinion of Paul, Hastings, Janofsky & Walker (Europe) LLP, counsel to the Depositary, as to the legality of the securities to be registered.

                                   Exhibit (a)

================================================================================



                               DATED OCTOBER __, 2004





                                DEPOSIT AGREEMENT



                                HOYA CORPORATION

                                       and

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                  as Depositary

                                       and

          HOLDERS AND BENEFICIAL OWNERS OF AMERICAN DEPOSITARY RECEIPTS



================================================================================

                                TABLE OF CONTENTS

                                                                            Page

1.      DEFINITIONS AND INTERPRETATION.........................................1
2.      APPOINTMENT OF DEPOSITARY; FORM OF ADR;  TRANSFERABILITY...............3
3.      DEPOSIT OF SHARES......................................................4
4.      ISSUE OF ADRs..........................................................5
5.      TRANSFER, COMBINATION AND SPLIT-UP OF ADRS; SUBSTITUTION OF ADRS;
        CANCELLATION AND DESTRUCTION OF ADRS; MAINTENANCE OF RECORDS...........7
6.      DISTRIBUTIONS; CONVERSION OF FOREIGN CURRENCY; WITHHOLDING.............9
7.      CUSTODIAN.............................................................15
8.      DEPOSITARY'S AGENTS...................................................15
9.      MAINTENANCE OF OFFICE.................................................15
10.     STANDARD OF CARE......................................................16
11.     RESIGNATION AND REMOVAL OF THE DEPOSITARY:  SUCCESSOR DEPOSITARY........
12.     AMENDMENT.............................................................17
13.     TERMINATION...........................................................17
14.     INFORMATION...........................................................18
15.     INDEMNIFICATION.......................................................20
16.     COMPLIANCE WITH U.S. SECURITIES LAWS..................................21
17.     MISCELLANEOUS.........................................................21
18.     GOVERNING LAW.........................................................22

EXHIBIT A TO DEPOSIT AGREEMENT:  Form of ADR.................................A-1

EXHIBIT B TO DEPOSIT AGREEMENT:  Fees and Charges of the Depositary..........B-1

DEPOSIT AGREEMENT dated as of October __, 2004 (the "Agreement")

BETWEEN:

(1)   HOYA CORPORATION (the "Company");

(2) DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary hereunder (the "Depositary"); and

(3) All holders and beneficial owners from time to time of American Depositary Receipts issued hereunder.

THE PARTIES AGREE as follows:

1.    DEFINITIONS AND INTERPRETATION

1.1   Definitions

      The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Agreement.

      "ADR" or "Receipt" means an American depositary receipt evidencing ADSs.

      "ADS" means an American depositary share representing beneficial interests in the Deposited Securities. Each ADS represents the right to receive one
      (1) Share.

      "ADS Record Date" has the meaning set forth in Section 6.5.

      "Affiliate" shall have the meaning assigned to such term by the Commission under Regulation C promulgated under the Securities Act.

      "Articles of Incorporation" means the articles of incorporation (teikan), as the same may be amended or in force from time to time.

      "Beneficial Owner" means a person with a beneficial interest in ADSs; provided that a Beneficial Owner need not be the Holder of the ADR evidencing such ADSs and that a Beneficial Owner may exercise any rights or receive any benefits hereunder solely through the Holder of the ADR(s) evidencing the ADSs in which such Beneficial Owner has an interest.

      "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not (a) a day on which banking institutions in the Borough of Manhattan, The City of New York are authorized or obligated by law or executive order to close and (b) a day on which the market(s) in which ADRs are traded are closed.

      "Commission" means the Securities and Exchange Commission of the United States or any successor governmental agency in the United States.

      "Custodian" means the agent or agents of the Depositary named as Custodian in the Form of ADR and any additional or successor Custodian which may be appointed pursuant to Section 7.

      "Delivery Order" has the meaning set forth in Section 3.1.

      "Depositary's Office" means at any particular time the office of the Depositary in The City of New York at which its depositary receipt business is then administered. At the date of this Agreement the Depositary's Office is located at 60 Wall Street, New York, NY 10005, United States.

      "Deposited Securities" means at any particular time all Shares then deposited or deemed to be deposited under this Agreement and any and all additional securities, property and cash received by the Depositary or the Custodian in respect or in lieu thereof and at such time held hereunder.

      "Dollars" and "$" refer to the lawful currency of the United States.

      "DRS/Profile" means the system for the uncertificated registration of ownership of securities pursuant to which (i) ownership of ADSs is maintained on the books of the Depositary without the issuance of a physical certificate, (ii) transfer instructions may be given to allow for the automated transfer of ownership between the books of The Depositary Trust Company and the Depositary and (iii) ownership of ADSs held in DRS/Profile is evidenced by periodic statements issued by the Depositary to the Holders entitled thereto.

      "Foreign Exchange Law" means the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949), as amended.

      "Foreign Registrar" means JASDEC or any other entity, if any, that carries out the duties of registrar for the Shares or any successor as registrar for the Shares and any other appointed agent of the Company for the transfer and registration of Shares.

      "Form of ADR" has the meaning set out in Section 2.2.

      "Holder" means the person or persons in whose name an ADR is registered on the Register and if a Holder is not the Beneficial Owner of the ADS(s) evidenced by the Receipt registered in its name, such person shall be deemed to have all requisite authority to act on behalf of the relevant Beneficial Owners.

      "JASDEC" means Japan Securities Depositary Center, Inc., the Japanese central securities depositary, and any successor entity.

      "Pre-release" has the meaning set forth in Section 3.1.

      "Pre-released ADR" has the meaning set forth in Section 3.1.

      "Register" means a register kept at the Depositary's Office for the registration, registration of transfer, combination and split-up of ADRs.

      "Restricted Securities" means Shares, or ADSs representing such Shares, which (i) have been acquired directly or indirectly from the Company or any of its Affiliates in a transaction or chain of transactions not involving any public offering and subject to resale limitations under the Securities Act or the rules issued thereunder, or (ii) are held by an officer or director (or persons performing similar functions) or other Affiliate of the Company, or (iii) are subject to other restrictions on sale or deposit under the laws of the United States, Japan, or under a shareholders' agreement or the Company's Articles of Incorporation or under the regulations of an applicable securities exchange unless, in each case, such Shares are being sold to persons other than an Affiliate of the Company in a transaction (x) covered by an effective resale registration statement or (y) exempt from the registration requirements of the Securities Act (as hereinafter defined), and the Shares are not, when held by such person, Restricted Securities.

      "Securities and Exchange Law" means the Securities and Exchange Law of Japan (Law No. 25 of 1948), as amended.

      "Securities Act" means the U.S. Securities Act of 1933, as amended.

      "Securities Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

      "Shares" means the common shares of the Company, having the same rights, including with respect to distributions, as all other outstanding common shares of the Company, and, subject to Pre-release, shall include the rights to receive Shares.

1.2   Interpretation

      Unless the context of this Agreement otherwise clearly requires, references to the plural include the singular and the plural and "or" has the inclusive meaning represented by the phrase "and/or." The words "include," "includes," and "including" shall be deemed to be followed by the phrase "without limitation." The words "hereof," "herein" and "hereunder" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Sections are references to Sections in this Agreement unless otherwise provided.

2.    APPOINTMENT OF DEPOSITARY; FORM OF ADR; TRANSFERABILITY

2.1   Appointment of Depositary

      The Company hereby appoints the Depositary as depositary for the Deposited Securities and hereby authorizes and directs the Depositary to act in accordance with the terms set forth in this Agreement. Each Holder and each Beneficial Owner, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms of this Agreement, shall be deemed for all purposes to (a) be a party to and bound by the terms of this Agreement and (b) appoint the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in this Agreement, to adopt any and all procedures necessary to comply with applicable law and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Agreement (the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof).

2.2   Form of ADR

      ADRs shall be substantially in the form of Exhibit A hereto (the "Form of ADR"), with such changes as may be required by the Depositary or the Company to comply with their obligations hereunder, any applicable law, regulation or usage or to indicate any special limitations or restrictions to which any particular ADRs are subject. ADRs shall be engraved or printed or otherwise reproduced in accordance with the Depositary's customary practices or as may be required by any securities exchange on which the ADSs are listed or admitted for trading. ADRs shall be executed by the manual or facsimile signature of a duly authorised signatory of the Depositary, which signature shall bind the Depositary, notwithstanding that such signatory has ceased to hold such authority prior to the delivery of such ADRs.

2.3   Transferability

      Subject to the limitations contained herein and in the Form of ADR, title to an ADR (and to the ADSs evidenced thereby), when properly endorsed (in the case of certificated ADRs) or upon delivery to the Depositary of proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the Holder thereof as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Agreement and for all other purposes and neither the Depositary nor the Company will have any obligation or be subject to any liability under this Agreement to any holder of a Receipt, unless such holder is the Holder thereof.

3.    DEPOSIT OF SHARES

3.1   Deposit with Custodian

      Subject to the terms and conditions of this Agreement, the Depositary shall issue ADRs for delivery at the Depositary's Office against delivery or transfer to the Custodian of: (a) Shares by credit to the account of the Custodian with JASDEC; or (b) subject to the provisions of Section 4.3 below, rights to receive Shares. ADRs issued upon the deposit of rights to receive Shares in accordance with clause (b) of this Section 3.1 are hereinafter referred to as "Pre-released ADRs", and each such issuance as a "Pre-release", until such time as Shares are deposited with the Custodian in accordance with clause (a) of this Section 3.1. In connection with any such deposit, the Depositary or the Custodian may require a written order from the person making such deposit specifying the person or persons in whose name the ADRs are to be issued (a "Delivery Order"). Every deposit of Shares shall be accompanied by the following: (A) (i) in the case of Shares issued in certificated form, the certificates representing such Shares and (ii) in the case of Shares delivered by book-entry transfer, confirmation of such book-entry transfer to the Custodian or that irrevocable instructions have been given to cause such Shares to be so transferred, (B) such certifications and payments (including, without limitation, any applicable taxes and governmental charges and the Depositary's fees, and related charges in accordance with Exhibit B) and evidence of such payments (including, without limitation, stamping or otherwise marking such Shares by way of receipt) as may be required by the Depositary, Custodian or JASDEC, as the case may be, in accordance with the provisions of this Agreement, (C) if the Depositary so requires, a Delivery Order, (D) evidence satisfactory to the Depositary (which may include an opinion of counsel reasonably satisfactory to the Depositary provided at the cost of the person seeking to deposit Shares) that all conditions to such deposit have been met and all necessary approvals have been granted by, and there has been compliance with the rules and regulations of, any applicable governmental agency in Japan, and
      (E) if the Depositary so requires, (i) an agreement, assignment or instrument satisfactory to the Depositary or the Custodian which provides for the prompt transfer by any person in whose name the Shares are or have been recorded to the Custodian of any distribution, or right to subscribe for additional Shares or to receive other property in respect of any such deposited Shares or, in lieu thereof, such indemnity or other agreement as shall be satisfactory to the Depositary or the Custodian and (ii) if the Shares are registered in the name of the person on whose behalf they are presented for deposit, a proxy or proxies entitling the Custodian to exercise voting rights in respect of the Shares for any and all purposes until the Shares so deposited are registered in the name of the Depositary, the Custodian or any nominee. No Share shall be accepted for deposit unless accompanied by confirmation or such additional evidence, if any is required by the Depositary, that is reasonably satisfactory to the Depositary or the Custodian that all conditions to such deposit have been satisfied by the person depositing such Shares under the laws and regulations of Japan and any necessary approval has been granted by any governmental body in Japan, if any, which is then performing the function of the regulator of currency exchange. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company, JASDEC, the Foreign Registrar, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Agreement any Shares required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Shares. The Depositary will use commercially reasonable efforts to comply with reasonable written instructions of the Company that the Depositary shall not accept for deposit hereunder any Shares specifically identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with the securities laws in the United States.

      As soon as practicable after receipt of any permitted deposit of Shares hereunder and compliance with the provisions of this Agreement, the Custodian shall present the Shares so deposited, together with the appropriate instrument or instruments of transfer or endorsement, duly stamped, to the Foreign Registrar for transfer and registration of the Shares (as soon as transfer and registration can be accomplished and at the expense of the person for whom the deposit is made) in the name of the Depositary, the Custodian or a nominee of either. Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary or a nominee, in each case for the account of the Holders and Beneficial Owners, at such place or places as the Depositary or the Custodian shall determine.

      In the event any Shares are deposited which entitle the holders thereof to receive a per-share distribution or other entitlement in an amount different from the Shares then on deposit, the Depositary is authorized to take any and all actions as may be necessary (including, without limitation, making the necessary notations on ADRs) to give effect to the issuance of such ADSs and to ensure that such ADSs are not fungible with other ADSs issued hereunder until such time as the entitlement of the Shares represented by such non-fungible ADSs equals that of the Shares represented by ADSs prior to the deposit of such non-fungible Shares. The Company agrees to give timely written notice to the Depositary if any Shares issued or to be issued contain rights different from those of any other Shares theretofore issued and shall assist the Depositary with the establishment of procedures enabling the identification of such non-fungible Shares upon delivery to the Custodian.

3.2   Representations

      Every person depositing Shares hereunder is deemed to represent and warrant that (i) such Shares are duly authorized, validly issued and outstanding, fully paid, nonassessable and were legally obtained, (ii) such Shares were not acquired in violation of any pre-emptive rights,
      (iii) the person making such deposit is duly authorized to do so, (iv) such Shares are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, (v) such Shares have not been stripped of any rights or entitlements, and (vi) such Shares (a) are not "restricted securities" as such term is defined in Rule 144 under the Securities Act and may be offered or sold in the United States in transactions that are exempt from registration under the Securities Act or
      (b) have been registered under the Securities Act. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

3.3   Holding of Deposited Securities

      Deposited Securities shall be held by the Custodian for and to the order of the Depositary on behalf of the Holders and the Beneficial Owners. Shares and other Deposited Securities eligible for deposit with JASDEC shall be held by the Custodian at its account at JASDEC. Deposited Securities may be delivered by the Depositary or the Custodian to any person only under the circumstances expressly contemplated in this Agreement.

3.4   Treatment as a Legal Owner

      Notwithstanding anything herein to the contrary, the Company will, for all purposes, treat the Depositary, in its capacity as such, as the legal owner of all Deposited Securities.

4.    ISSUE OF ADRs

4.1   Issuance

      After any deposit of Shares or rights to receive Shares in accordance with
      Section 3.1, together with any other documents required by the Depositary in accordance with this Agreement, the Custodian shall as promptly as practicable notify the Depositary of such deposit and of the information contained in any Delivery Order. Such notice shall be given in writing, either by letter, airmail, postage prepaid, or, at the request, risk and expense of the person making the deposit, by telex or facsimile or electronic transmission. After receiving such notice from the Custodian, the Depositary, subject to this Agreement, shall as promptly as practicable execute and deliver at the Depositary's Office, to or upon the order of the person named in such notice, ADRs registered as requested and evidencing the aggregate number of ADSs to which such person is entitled. ADRs shall be issued only in denominations of any whole numbers of ADSs. At the request, risk and expense of the person depositing Shares or rights to receive Shares, the Depositary may deliver ADRs at a place other than the Depositary's Office. ADRs may be issued by the Depositary only under the circumstances expressly contemplated in this Agreement. Nothing herein shall prohibit any Pre-Release upon the terms set forth in this Agreement.

4.2   Issuance of Additional Shares

      The Company agrees that in the event it proposes (i) an issuance, sale or distribution of additional Shares, (ii) an offering of rights to subscribe for Shares or other Deposited Securities, (iii) an issuance of securities convertible into or exchangeable for Shares, (iv) an issuance of rights to subscribe for securities convertible into or exchangeable for Shares, (v) an elective dividend of cash or Shares, (vi) a redemption of Deposited Securities or (vii) any reclassification, merger, consolidation or transfer of assets within the meaning of Rule 145 under the Securities Act, or any meeting of holders of Deposited Securities, or solicitation of consents or proxies in relation thereto (the "Transactions"), it will take all steps necessary to ensure that (1) such Transaction does not violate the registration requirements of the Securities Act, or any other applicable laws (including, without limitation, the Investment Company Act of 1940, as amended, the Securities Exchange Act or the securities laws of any of the states of the United States), (2) such Transaction does not violate the laws or regulations of Japan or the Company's Articles of Incorporation and (3) all requisite regulatory consents and approvals have been obtained in Japan. If, being advised by counsel, the Company determines that such Transaction is required to be registered under the Securities Act, the Company will either (i) register such Transaction to the extent necessary, (ii) alter the terms of such Transaction so that the registration requirements of the Securities Act do not apply or (iii) direct the Depositary to take specific measures, in each case as contemplated in this Agreement, to prevent such Transaction from violating the registration requirements of the Securities Act. The Depositary shall not have any obligation to deposit or distribute additional Shares, rights to subscribe for Shares or Deposited Securities, securities convertible into or exchangeable for Shares or rights to subscribe for such securities issued or distributed by the Company in a Transaction unless it has received evidence reasonably satisfactory to it that with respect to such Transaction a registration statement has been declared effective or such Transaction is exempt from the registration requirements of the Securities Act and is in accordance with all applicable laws or regulations.


      The Company agrees with the Depositary that neither the Company nor any of its Affiliates will at any time (i) deposit any Shares or other Deposited Securities, either upon original issuance or upon a sale of Shares or other Deposited Securities previously issued and reacquired by the Company or by any such Affiliate, or (ii) issue additional Shares, rights to subscribe for such Shares, securities convertible into or exchangeable for Shares or rights to subscribe for such securities, unless such transaction and the securities issuable in such transaction are exempt from registration under the Securities Act or have been registered under the Securities Act (and such registration statement has been declared effective).

      Notwithstanding anything else contained in this Agreement, nothing in this Agreement shall be deemed to obligate the Company to file any registration statement in respect of any proposed transaction.

4.3   Pre-Release

      Unless requested in writing by the Company to cease doing so, the Depositary may, notwithstanding Section 4.1 above, execute and deliver ADRs prior to the receipt of Shares pursuant to Section 3 above. The Depositary may deliver Shares upon the receipt and cancellation of Pre-released ADRs, whether or not such cancellation is prior to the termination of such Pre-release or the Depositary knows that such ADR has been Pre-released. The Depositary may receive ADRs in lieu of Shares in satisfaction of a Pre-release. Each Pre-released ADR will be (a) preceded or accompanied by a written representation and agreement from the person to whom ADRs are to be delivered (the "Applicant") that the Applicant, or its customer, (i) owns the Shares or ADRs to be remitted, as the case may be, (ii) transfers all beneficial right, title and interest in such Shares or ADRs, as the case may be, to the Depositary in its capacity as such and for the benefit of the Holders, and (iii) will not take any action with respect to such Shares or ADRs, as the case may be, that is inconsistent with the transfer of ownership (including, without the consent of the Depositary, disposing of Shares or ADRs, as the case may be, other than in satisfaction of such Pre-release), (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary determines, in good faith, will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of Shares not deposited but represented by ADSs outstanding at any time as a result of Pre-releases will not normally exceed 30% of the Shares deposited hereunder; provided, however, that the Depositary reserves the right to disregard such limit from time to time as it deems reasonably appropriate, and may, with the prior written consent of the Company, change such limit for purposes of general application. The Depositary will also set U.S. dollar limits with respect to Pre-release transactions to be entered into hereunder with any particular Pre-release on a case-by-case basis as the Depositary deems appropriate. For the purposes of enabling the Depositary to fulfil its obligations to the Holders under this Agreement, the collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Applicant's obligation to deliver Shares or ADRs upon termination of a Pre-release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities hereunder). The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

5.    TRANSFER,   COMBINATION  AND  SPLIT-UP  OF  ADRS;  SUBSTITUTION  OF  ADRS;
      CANCELLATION AND DESTRUCTION OF ADRS; MAINTENANCE OF RECORDS

5.1   Transfer, Combination and Split-up of ADRs

      Subject to the terms and conditions of this Agreement, the Depositary shall, upon surrender of an ADR or ADRs in form satisfactory to the Depositary at the Depositary's Office (a) for the purpose of transfer, if such ADRs are accompanied by such instruments of transfer as the Depositary may require and are stamped as may be required by law, register the transfer of such ADRs on the Register and execute and deliver new ADRs to or upon the order of the person entitled thereto; and (b) for the purpose of effecting a split-up or combination, execute and deliver a new ADR or ADRs in such denominations as may be requested, evidencing the same aggregate number of ADRs as the ADRs surrendered.

5.2   Substitution of ADRs

      The Depositary shall execute and deliver a new ADR of like tenor in exchange and substitution for any mutilated ADR upon cancellation thereof or in substitution for a destroyed, lost or stolen ADR, upon payment of applicable fees, costs and expenses, unless the Depositary has notice that such ADR has been acquired by a bona fide purchaser, upon the Holder thereof filing with the Depositary a request for such execution and delivery and a sufficient indemnity bond (for the benefit of the Depositary and the Company) and satisfying any other reasonable requirements imposed by the Depositary.

      At the request of a Holder, the Depositary shall, for the purpose of substituting a certificated Receipt with a Receipt issued through DRS/Profile, or vice versa, execute and deliver a certificated Receipt or DRS/Profile statement, as the case may be, for any authorized number of ADSs requested, evidencing the same aggregate number of ADSs as those evidenced by the certificated Receipt or DRS/Profile statement, as the case may be, substituted.

5.3   Cancellation and Destruction of ADRs

      The Depositary shall cancel all ADRs surrendered to it. The Depositary is authorized to destroy ADRs so cancelled in accordance with customary practices of stock transfer agents in The City of New York. Cancelled ADRs shall not be entitled to any benefits under this Agreement or be valid or obligatory for any purpose.

5.4   Maintenance of Records

      The Depositary shall maintain records of all ADRs surrendered and Deposited Securities withdrawn under Section 5.5, transfer of ADRs, substitute ADRs delivered, and cancelled or destroyed ADRs under this
      Section 5, in keeping with the procedures ordinarily followed by stock transfer agents located in The City of New York or as required by applicable law or regulation.

5.5   Surrender of Receipts and Withdrawal of Deposited Securities

      Upon surrender, at the Depositary's Office, of ADSs for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of (i) the fees and charges of the Depositary for the making of withdrawals of Deposited Securities and cancellation of ADRs (as set forth in Exhibit B) and (ii) all applicable taxes and governmental charges payable in connection with such surrender and withdrawal, and subject to the terms and conditions of this Agreement, the Company's Articles of Incorporation, and any other provisions of or governing the Deposited Securities and other applicable laws, the Holder of such ADSs shall be entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by the ADSs so surrendered. ADSs may be surrendered for the purpose of withdrawing Deposited Securities by delivery of an ADR evidencing such ADSs (if held in certificated form) or by book-entry delivery of such ADSs to the Depositary.

      A Receipt surrendered for such purposes shall, if so required by the Depositary, be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to deliver (without unreasonable delay) at the designated office of the Custodian or through a book entry delivery of the Shares (in either case, subject to Section 5.6, Exhibit B, and to the other terms and conditions of this Agreement, to the Company's Articles of Incorporation, to the provisions of or governing the Deposited Securities and to applicable laws, now or hereafter in effect) to or upon the written order of the person or persons designated in the order delivered to the Depositary as provided above, the Deposited Securities represented by such ADSs, together with any certificate or other proper documents of or relating to title of the Deposited Securities as may be legally required, as the case may be, to or for the account of such person.

      The Depositary may, in its discretion, refuse to accept for surrender a number of ADSs representing a number other than a whole number of Shares. In the case of surrender of an

      ADR evidencing a number of ADSs representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) issue and deliver to the person surrendering such Receipt a new Receipt evidencing ADSs representing any remaining fractional Share, or (ii) sell or cause to be sold the fractional Shares represented by the Receipt surrendered and remit the proceeds of such sale (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) to the person surrendering the Receipt.

      At the request, risk and expense of any Holder so surrendering an ADR, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held in respect of, and any certificate or certificates and other proper documents of or relating to title to, the Deposited Securities represented by such ADR to the Depositary for delivery at the Depositary's Office, and for further delivery to such Holder. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission. Upon receipt by the Depositary, the Depositary may make delivery to such person or persons entitled thereto at the Depositary's Office of any dividends or cash distributions with respect to the Deposited Securities represented by such ADSs, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

5.6 Limitations on Execution and Delivery, Transfer, Etc. of Receipts; Suspension of Delivery, Transfer, Etc.

      As a condition precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution thereon or withdrawal of any Deposited Securities, the Depositary or the Custodian may require (i) payment from the depositor of Shares or presenter of the ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges of the Depositary as provided in Exhibit B, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matter contemplated by Section 14.5 and (iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of Deposited Securities and (B) such reasonable regulations as the Depositary may establish consistent with the provisions of this Agreement and applicable law.

      The issuance of ADSs against deposits of Shares generally or against deposits of particular Shares may be suspended, or the issuance of ADSs against the deposit of particular Shares may be withheld, or the registration of transfer of ADRs in particular instances may be refused, or the registration of transfers of ADRs generally may be suspended, during any period when the transfer books of the Depositary are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the Receipts or Shares are listed, or under any provision of this Agreement or provisions of, or governing, the Deposited Securities, or any meeting of shareholders of the Company or for any other reason, subject, in all cases, to Section 16 hereof.

6.    DISTRIBUTIONS; CONVERSION OF FOREIGN CURRENCY; WITHHOLDING



6.1   Cash Distributions

      Whenever the Depositary receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Shares, rights, securities or other entitlements under the terms hereof, the

      Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary (pursuant to Section 6.7) be converted on a practicable basis into Dollars transferable to the United States, promptly convert or cause to be converted such cash dividend, distribution or proceeds into Dollars (on the terms described in Section 6.7) and will distribute promptly the amount thus received (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) to the Holders of record as of the ADS Record Date in proportion to the number of ADSs held by such Holders respectively as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent. Any such fractional amounts shall be rounded to the nearest whole cent and so distributed to Holders entitled thereto. Holders and Beneficial Owners understand that in converting foreign currency, amounts received on conversion are calculated at a rate which exceeds three or four decimal places (the number of decimal places used by the Depositary to report distribution rates). Any excess amount may be retained by the Depositary as an additional cost of conversion, irrespective of any other fees and expenses payable or owing hereunder and shall not be subject to escheatment. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the ADSs representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company, the Custodian or the Depositary to the relevant governmental authority. Evidence of payment thereof by the Company shall be forwarded by the Company to the Depositary upon request. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file with governmental agencies such reports that are necessary to obtain benefits under the applicable tax treaties for the Holders and Beneficial Owners of Receipts.

6.2   Distribution in Shares

      If any distribution upon any Deposited Securities consists of free distribution of Shares (in the form of a stock split or otherwise), the Company shall cause such Shares to be deposited with the Custodian and registered, as the case may be, in the name of the Depositary, the Custodian or any of their nominees. Upon receipt of confirmation of such deposit from the Custodian, the Depositary shall establish the ADS Record Date upon the terms described in Section 6.5 and shall, subject to Exhibit B hereof, either (i) distribute to the Holders as of the ADS Record Date in proportion to the number of ADSs held as of the ADS Record Date, additional ADSs, which represent in the aggregate the number of Shares received as such dividend, or free distribution, subject to the other terms of this Agreement (including, without limitation, applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges), or (ii) if additional ADSs are not so distributed, each ADS issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interests in the additional Shares distributed upon the Deposited Securities represented thereby (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges). In lieu of delivering fractional ADSs, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the proceeds upon the terms described in
      Section 6.1. The Depositary may withhold any such distribution of Receipts if it has not received satisfactory assurances from the Company that such distribution is registered under the Securities Act or is exempt from the registration requirements of the Securities Act. To the extent such distribution may be withheld, the Depositary may dispose of all or a portion of such distribution in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable, and the Depositary shall distribute the net proceeds of any such sale (after deduction of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) to Holders entitled thereto upon the terms described in Section 6.1.

6.3   Distribution of Rights to Purchase Shares

      (a) Distribution to ADS Holders. Whenever the Company intends to distribute to the holders of the Deposited Securities rights to subscribe for additional Shares, the Company shall give notice thereof to the Depositary at least 60 days prior to the proposed distribution stating whether or not it wishes such rights to be made available to Holders. Upon receipt of a notice indicating that the Company wishes such rights to be made available to Holders, the Depositary shall consult with the Company to determine, and the Company shall determine, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to Holders only if (i) the Company shall have timely requested that such rights be made available to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of Section 4.2, and
            (iii) the Depositary shall have determined that such distribution of rights is lawful and reasonably practicable. In the event any of the conditions set forth above are not satisfied, the Depositary shall proceed with the sale of the rights as contemplated in Section 6.3(b) or, if timing or market conditions may not permit, do nothing thereby allowing such rights to lapse. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date (upon the terms described in Section 6.5) and establish procedures (x) to distribute such rights (by means of warrants or otherwise) and (y) to enable the Holders to exercise the rights (upon payment of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges). Nothing herein shall obligate the Depositary to make available to the Holders a method to exercise such rights to subscribe for Shares (rather than ADSs).

      (b) Sale of Rights. If (i) the Company does not timely request the Depositary to make the rights available to Holders or requests that the rights not be made available to Holders, (ii) the Depositary fails to receive satisfactory documentation within the terms of
            Section 4.2 or determines it is not lawful or reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper. The Company shall assist the Depositary to the extent necessary to determine such legality and practicability. The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) upon the terms set forth in Section 6.1.

      (c) Lapse of Rights. If the Depositary is unable to make any rights available to Holders upon the terms described in Section 6.3(a) or to arrange for the sale of the rights upon the terms described in
            Section 6.3(b), the Depositary shall allow such rights to lapse.

      The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or
      (iii) the content of any materials forwarded to the Holders on behalf of the Company in connection with the rights distribution.

      Notwithstanding anything to the contrary in this Section 6.3, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders unless and until a registration statement under the Securities Act covering such offering is in effect or the offering and sale of such securities to Holders and Beneficial Owners are exempt from, or do not require registration under, the provisions of the Securities Act or any other applicable laws. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges.

      There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or be able to exercise such rights. Nothing herein shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

6.4   Distributions Other Than Cash, Shares or Rights to Purchase Shares

      (a) Whenever the Company intends to distribute to the holders of Deposited Securities property other than cash, Shares or rights to purchase additional Shares, the Company shall give notice thereof to the Depositary at least 30 days prior to the proposed distribution and shall indicate whether or not it wishes such distribution to be made to Holders. Upon receipt of a notice indicating that the Company wishes such distribution be made to Holders, the Depositary shall determine whether such distribution to Holders is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have timely requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of
            Section 4.2, and (iii) the Depositary shall have determined that such distribution is lawful and reasonably practicable.

      (b) Upon receipt of satisfactory documentation and the request of the Company to distribute property to Holders and after making the requisite determinations set forth in (a) above, the Depositary may distribute the property so received to the Holders of record as of the ADS Record Date, in proportion to the number of ADSs held by such Holders respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes and other governmental charges withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.

      (c) If (i) the Company does not request the Depositary to make such distribution to Holders or requests not to make such distribution to Holders, (ii) the Depositary does not receive satisfactory documentation within the terms of Section 4.2, or (iii) the Depositary determines that all or a portion of such distribution is not reasonably practicable or feasible, the Depositary shall endeavor to sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem proper and shall distribute the net proceeds, if any, of such sale received by the Depositary (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) to the Holders as of the ADS Record Date upon the terms of Section 6.1. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration and Holders and Beneficial Owners shall have no rights thereto or arising therefrom.

6.5   Fixing of Record Date

      Whenever necessary in connection with any distribution (whether in cash, Shares, rights, or other distribution), or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of or solicitation of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary shall fix a record date after consultation with the Company (the "ADS Record Date"), as close as practicable to the record date fixed by the Company with respect to the Shares, for the determination of the Holders who shall be entitled to receive such distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each ADS. Subject to applicable law and the provisions of Section 6.1 through 6.4 and to the other terms and conditions of this Agreement, only the Holders of record at the close of business in New York on such ADS Record Date shall be entitled to receive such distribution, to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

6.6   Voting of Deposited Shares

      As soon as practicable after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least 14 days prior to the date of such vote or meeting) and at the Company's expense and provided no U.S. legal prohibitions exist, mail by regular, ordinary mail delivery or otherwise distribute to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxy; (b) a statement that the Holders at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the Company's Articles of Incorporation and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of ADSs on the ADS
      Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of this Agreement, the Company's Articles of Incorporation and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by ADSs evidenced by such Receipt in accordance with such voting instructions. Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting.

      To the extent such instructions are not so received by the Depositary from any Holder, the Depositary shall deem such Holder to have so instructed the Depositary to give a discretionary proxy to a person designated by the Company and the Depositary shall, insofar as practicable, give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs as to which such instructions are deemed to have been so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter (w) if not permitted under applicable law, the Company's Articles of Incorporation or the provisions of or governing the Deposited Securties, (x) if the Company does not wish such proxy to be given, (y) if there is substantial opposition to such matter or (z) if such matter materially adversely affects the rights of holders of Shares.

      Notwithstanding any other provision of this Agreement, save for applicable provisions of Japanese law, and in accordance with the terms of Section 10, the Depositary shall not be liable (i) for any failure to carry out any instructions to vote any of the Deposited Securities or (ii) for any action or inaction (including any deemed action or inaction) or the consequences thereof, contemplated by the immediately preceding paragraph.

6.7   Conversion of Foreign Currency

      Upon receipt by the Depositary or the Custodian of any foreign currency, if at the time of its receipt such foreign currency can in the judgment of the Depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States, the Depositary shall as promptly as practicable (and in any event within on Business Day) convert or cause to be converted, such foreign currency into U.S. dollars, and shall distribute such U.S. dollars to the Holders entitled thereto in accordance with Sections 6.1 to 6.4. If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license as it may deem in its reasonable judgment desirable. If the Depositary determines that such foreign currency is not convertible, in whole or in part, on a reasonable basis into U.S. dollars transferable to the United States, or if any approval or license which is required for such conversion is denied or in the opinion of the Depositary is not obtainable or is not obtained within a reasonable period or at a reasonable cost, the Depositary may distribute all or part of the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) to, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of the Holders entitled thereto. Each Holder agrees that in converting Foreign Currency, amounts received on conversion are calculated at a rate which may exceed the number of decimal places used by the Depositary to report distribution rates (which in any case will not be less than two decimal places). Any excess amount may be retained by the Depositary as an additional cost of conversion, irrespective of any other fees and expenses payable or owing hereunder and shall not be subject to escheatment. All expenses of any such conversion shall be deducted from the proceeds thereof.

6.8   Withholding

      In connection with any distribution on the Deposited Securities, each of the Company, the Depositary and the Custodian shall remit to the appropriate governmental authority such amounts (if any) as may be required by law to withhold and pay to such authority. The Depositary shall forward to the Company in a timely fashion such information from its records as the Company may reasonably request to enable the Company to file necessary reports with governmental authorities. The Depositary shall make reasonable efforts to establish and maintain arrangements that assist Beneficial Owners in claiming any tax refunds, credits or other benefits (pursuant to treaty or otherwise) relating to distributions on the ADSs. The Depositary shall provide copies of any filing that it makes in conjunction with any such arrangements to the Company. The Company shall provide such cooperation in establishing and maintaining any such arrangements as the Depositary may reasonably request.

      If any present or future tax or other governmental charge shall become payable by the Depositary or the Custodian with respect to any ADR or any Deposited Securities or ADSs, such tax or other governmental charge shall be payable by the Holders and Beneficial Owners to the Depositary and such Holders and Beneficial Owners shall be deemed liable therefor. The

      Company, the Custodian and/or the Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of a Holder and/or Beneficial Owner any or all of the Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the Holder and the Beneficial Owner remaining fully liable for any deficiency. In addition to any other remedies available to it, the Depositary and the Custodian may refuse the deposit of Shares, and the Depositary may refuse to issue ADSs, to deliver ADRs, register the transfer, split-up or combination of ADRs and (subject to Section 16) the withdrawal of Deposited Securities, until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Company, the Custodian, and each of their respective agents, officers, directors, employees and Affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner. The obligations of Holders and Beneficial Owners of Receipts under this
      Section 6.8 shall survive any transfer of Receipts, any surrender of Receipts and withdrawal of Deposited Securities, or the termination of this Agreement.

7.    CUSTODIAN

      The Depositary shall procure that there is at all times a Custodian. Any Custodian acting hereunder shall be subject to the direction of the Depositary and shall be responsible solely to it. The Depositary shall be responsible for the compliance by each Custodian with the provisions hereof. The Depositary may, from time to time, appoint one or more agents to act for it as Custodian hereunder in addition to or in lieu of the Custodian named in the Form of ADR. Any Custodian may resign from its duties hereunder upon 30 days' written notice to the Depositary. The Depositary may discharge any Custodian at any time upon notice to such Custodian. The Depositary shall promptly instruct any Custodian ceasing to act as Custodian to deliver all Deposited Securities held by it to a Custodian continuing to act hereunder and the resignation or discharge of any Custodian shall not be effective until such Custodian shall have so delivered all Deposited Securities held by it. Upon the appointment of any successor depositary, any Custodian then acting hereunder shall, unless otherwise instructed by the Depositary, continue to be the Custodian of the Deposited Securities without any further act or writing and shall be subject to the direction of the successor depositary. The successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority to act on the direction of such successor depositary.

8.    DEPOSITARY'S AGENTS

      The Depositary may perform its obligations hereunder through any agent appointed by it including, but not limited to, a co-register to register ADRs and transfers, combinations and split-ups of ADRs and to countersign ADRs and/or a co-transfer agent for the purpose of effecting transfers, combinations or split-ups of ADRs at designated offices in addition to the Depositary's Office. Each agent so appointed by the Depositary shall give written notice to the Depositary accepting such appointment and shall agree in writing to be bound by the provisions hereof. Notwithstanding the foregoing, the Depositary shall remain responsible for the performance of its obligations hereunder as if no agent were appointed.

9.    MAINTENANCE OF OFFICE

      Until termination of this Agreement in accordance with its terms, the Depositary or if a Registrar for the Receipts shall have been appointed, the Registrar shall maintain in the Borough of Manhattan, the City of New York, an office and facilities for the execution and delivery, registration, registration of transfers, combination and split-up of Receipts, the surrender of Receipts and the delivery and withdrawal of Deposited Securities in accordance with the provisions of this Agreement.

10.   STANDARD OF CARE

      The Company and the Depositary and their respective agents assume no obligation and shall not be subject to any liability under this Agreement or any Receipts to any Holder(s) or Beneficial Owner(s) or other persons, except in accordance with Section 15, provided, that the Company and the Depositary and their respective agents agree to perform their respective obligations specifically set forth in this Agreement or the applicable ADRs without negligence or willful misconduct. Without limitation of the foregoing, neither the Depositary, nor the Company, nor any of their respective controlling persons, or agents, shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expenses (including fees and disbursements of counsel) and liabilities be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary).

      The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effects of any vote. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Shares or Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of this Agreement or for the failure or timeliness of any notice from the Company, or for any action or non action by it in reliance upon the opinion, advice of or information from legal counsel, accountants, any person representing Shares for deposit, any Holder or any other person believed by it in good faith to be competent to give such advice or information. The Depositary and its agents shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary.

11.   RESIGNATION AND REMOVAL OF THE DEPOSITARY: SUCCESSOR DEPOSITARY

      The Depositary may resign as Depositary by written notice of resignation delivered to the Company, subject to such limitations as may be agreed by the Company and the Depositary in writing from time to time, such resignation to be effective on the earlier of (i) the 90th day after delivery thereof to the Company (whereupon the Depositary shall be entitled to take the actions contemplated in Section 13), or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided. The Depositary may be removed by the Company by written notice of removal delivered to the Depositary, subject to such limitations as may be agreed by the Company and the Depositary in writing from time to time, which removal shall be effective on the later to occur of (i) the 90th day after delivery thereof to the Depositary (whereupon the Depositary shall be entitled to take the actions contemplated in Section 13), or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided. At any time when the Depositary may resign or be removed hereunder, the Company shall be subject to prior payment of any amounts, fees, costs or expenses owed to the Depositary hereunder or in accordance with any other arrangements otherwise agreed to in writing between the Company and the Depositary, prior to such resignation or removal taking effect. If the Depositary shall resign or be removed, the Company shall use its best efforts to appoint a bank or trust company having an office in The City of New York, as successor depositary hereunder. Every successor depositary shall execute and deliver to its predecessor and to the Company written acceptance of its appointment hereunder, and thereupon such successor depositary shall become Depositary hereunder; but such predecessor, upon payment of all sums due it hereunder and on the written request of the Company, shall execute and deliver an instrument transferring all rights and powers hereunder, shall duly assign, transfer and deliver all of its right, title and interest in the Deposited Securities to such successor, and shall deliver to such successor a list of the names and addresses of, and holdings of ADSs by, all Holders. Any bank or trust company into or with which the Depositary may be merged or consolidated, or to which the Depositary shall transfer substantially all its American depositary receipt business (including the ADR facility created pursuant to this Agreement), shall be the successor depositary hereunder without any further action. Upon the appointment or accession of any successor depositary hereunder, any Custodian then acting hereunder shall forthwith become the agent hereunder of such successor depositary and such successor depositary shall, on the written request of such Custodian, execute and deliver to such Custodian any instruments necessary to give such Custodian authority as the agent hereunder of such successor depositary.

12.   AMENDMENT

      The ADRs and this Agreement may be amended by the Company and the Depositary without consent of the Holders, provided that any amendment that imposes or increases any fees or charge or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders (except any amendment relating to stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses shall become effective immediately without consent of the Holders). Every Holder, at the time any amendment so becomes effective, shall be deemed, by continuing to hold any ADR, to consent and agree to such amendment and to be bound by the ADRs and this Agreement as amended thereby.

13.   TERMINATION

      The Depositary shall, at the written direction of the Company, terminate this Agreement and the ADRs by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. The Depositary may terminate this Agreement, after giving notice to the Holders as set forth in the preceding sentence of this
      Section 13 at any time 45 days or more after the Depositary shall have delivered to the Company its written resignation, provided that no successor depositary shall have been appointed and accepted its appointment as provided in Section 11 before the end of such 45 days. After the date so fixed for termination, the Depositary and its agents shall perform no further acts under this Agreement and the ADRs, except to advise Holders of such termination, receive and hold (or sell)
      distributions on Deposited Securities and deliver Deposited Securities being withdrawn together with any such distributions on Deposited Securities. As soon as practicable after the expiration of one year from the date so fixed for termination, the Depositary shall, to the extent practicable, sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold the net proceeds of such sales, together with any other cash then held by it under this Agreement, without liability for interest, for the pro rata benefit of the Holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of this Agreement and the ADRs, except to account for such net proceeds and other cash and its indemnification obligations to the Company. After the date so fixed for termination, the Company shall be discharged from all obligations under this Agreement except for its indemnification and payment obligations to the Depositary.

14.   INFORMATION

14.1  Available Information

      This Agreement, the Company's Articles of Incorporation, and written communications from the Company that are received by the Custodian or the Depositary in accordance with Section 14.6, are available for inspection by Holders at the Depositary's Office and the office of the Custodian during normal business hours on any Business Day. The Company is exempt from the periodic reporting requirements of the Securities Exchange Act. The Company furnishes the Commission with certain public reports and documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act. Such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at the date of this Agreement at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

      The Depositary shall make available during normal business hours on any Business Day for inspection by Holders at the Depositary's Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company.

14.2  Articles of Incorporation

      The Company has delivered to the Depositary and the Custodian, a copy of its Articles of Incorporation (in English or with an English translation) and, promptly upon any amendment thereto, the Company shall deliver to the Depositary and the Custodian a copy (in English or with an English translation) of such amendment.

14.3  Compliance with Information Requests

      Notwithstanding any other provision of this Agreement, the Receipts, the Articles of Incorporation and applicable law, each Holder and Beneficial Owner agrees to (a) provide such information as the Company or the Depositary may request pursuant to applicable law (including, without limitation, relevant Japanese law and any applicable law of the United States), the Articles of Incorporation, any resolutions of the Company's Management Board or Supervisory Board adopted pursuant to such Articles of Incorporation, the requirements of any markets or exchanges upon which the Shares, ADSs or Receipts are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or Receipts may be transferred, and (b) be bound by and subject to applicable provisions of the laws of Japan, the Articles of Incorporation and the requirements of any markets or exchanges upon which the ADSs, Receipts or Shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, Receipts or Shares may be transferred, to the same extent as if such Holder and Beneficial Owner held Shares directly, in each case irrespective of whether or not they are Holders or Beneficial Owners at the time such request is made, and (c) without limiting the generality of the foregoing, comply with all applicable provisions of Japanese law, the rules and requirements of the Tokyo Stock Exchange and any other stock exchange on which the Shares are, or will be registered, traded or listed and the Company's Articles of Incorporation regarding any such Holder or Beneficial Owner's interest in Shares (including the aggregate of ADSs and Shares held by each such
      Holder or Beneficial Owner), in compliance with the Securities and Exchange Law, or any substitute or supplemental provision of Japanese law that may be bought into force from time to time. Each Holder and Beneficial Owner acknowledges that, at the date of this Agreement, (i) the statutory notification obligations of the Securities and Exchange Law apply to anyone whose holding, either directly or by way of imputation pursuant to the provisions of Article 27-23 of the Securities and Exchange Law, of voting rights in the Company reaches or exceeds 5%, or, after having reached or exceeded any such threshold, fluctuates by 1% or more and (ii) the statutory notification obligations of the Foreign Exchange Law, apply to any non-Japanese person or enterprise that, either directly or by way of imputation pursuant to the provisions of Article 26 of the Foreign Exchange Law, owns more than 10% of the shares of the Company or, after having exceeded either of these thresholds, no longer owns such percentage. Each Holder and Beneficial Owner acknowledges that failure to provide on a timely basis any required notification of an interest in Shares may result in withholding of certain rights, including voting and dividend rights, in respect of the Shares in which such Beneficial Owner has an interest. Each Holder and Beneficial Owner of ADSs further agrees to furnish the Company with any such notification made in accordance with this Section 14.3 and to comply with requests from the Company pursuant to the laws of Japan, the rules and requirements of the Securities and Exchange Law and any other stock exchange on which the Shares are, or will be registered, traded or listed, and the Company's Articles of Incorporation, whether or not they are Holders and/or Beneficial Owner at the time of such request. The Depositary agrees to use its reasonable efforts to forward upon the request of the Company, and at the Company's expense, any such request from the Company to the Holders and to forward to the Company any such responses to such requests received by the Depositary.

14.4  Lists of Holders

      The Company and each Holder shall, to the extent permitted by applicable law, have the right to inspect the Register and the transfer records of the Depositary, take copies thereof and require the Depositary to supply copies of such records as the Company or any Holder may reasonably request. The Depositary shall, to the extent permitted by applicable law, furnish to the Company or any Holder, promptly upon the receipt of a written request from the Company or such Holder, a list of the names and addresses of, and holdings of ADSs by, all Holders, as of a recent date. The Depositary shall provide copies to the Company or any Holder, promptly upon receipt of a written request from the Company or such Holder, of any information received by the Depositary in accordance with Section 5.6 unless such disclosure is prohibited by applicable law.

14.5  Proofs, Certificates and Other Information

      Any person presenting Shares for deposit, any Holder and any Beneficial Owner may be required, and every Holder and Beneficial Owner agrees, from time to time to provide to the Depositary or the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and the terms of this Agreement and the provisions of, or governing, the Deposited Securities or other information; to execute such certifications and to make such representations and warranties, and to provide such other information and documentation as the Depositary may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or distribution of rights or of the proceeds thereof, or to the extent not limited by the terms of Section 16, the delivery of any Deposited Securities, until such proof or other information is filed or such certifications are executed, or such representations and warranties are made, or such other documentation or information provided, in each case to the Depositary's and the Company's satisfaction. The Depositary shall from time to time on the written request of the Company advise the Company of the availability of any such proofs, certificates or other information and shall, at the Company's sole expense, provide or otherwise make available copies thereof to the Company upon written request thereof by the

      Company, unless such disclosure is prohibited by law. Each Holder and Beneficial Owner agrees to provide any information requested by the Company or the Depositary pursuant to this paragraph. Nothing herein shall obligate the Depositary to (i) obtain any information for the Company if not provided by the Holders or Beneficial Owners or (ii) verify or vouch for the accuracy of the information so provided by the Holders or Beneficial Owners.

14.6  Notices

      Notice to any Holder shall be deemed to be given when first mailed, first class postage prepaid, or sent via telex or facsimile transmission to such Holder at the address or telex or fax number, as the case may be, of such Holder in the Register. Notice to the Depositary or the Company shall be deemed to be given when first received by it at the address or fax number set forth in (a) or (b) below, respectively, or at such other address or fax number as either may specify to the other by written notice:

      (a)   Deutsche Bank Trust Company Americas
            60 Wall Street
            New York
            NY 10005
            United States

            Attention: ADR Department
            Fax:       +1-212-797-0327

      (b)   HOYA CORPORATION
            2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo 161-8525 Japan

            Attention: Investor Relations
            Fax:       +81-3-3952-0726

      Notices to the Depositary must be in English.

14.7  Reports

      The Depositary  will, at the expense of the Company and in accordance with
      Section 14.6, mail by regular, ordinary mail delivery or by electronic transmission (if agreed between the Company and the Depositary) and unless otherwise agreed in writing, copies of such communications (or English translations or summaries thereof) to Holders when requested and furnished by the Company.

15.   INDEMNIFICATION

15.1  Indemnification by the Company

      The Company agrees to indemnify the Depositary against any loss, liability or expense (including reasonable fees and expenses of counsel) that may arise out of (a) its acceptance and performance of its powers and duties in respect of this Agreement, except to the extent such loss, liability or expense (i) is due to the negligence or bad faith of the Depositary or its agents or (ii) arises solely or exclusively out of a Pre-release of an ADR and would not have arisen had such ADR not been the subject of a Pre-release, or (b) any offer or sale of ADRs, ADSs, Shares or other Deposited Securities or any registration statement under the Securities Act in respect thereof, except to the extent such loss, liability or expense arises out of information (or omissions from such information) relating to the Depositary furnished in writing to the Company by the Depositary expressly for use in such registration statement.

15.2  Indemnification by the Depositary

      The Depositary agrees to indemnify the Company against any loss, liability or expense (including reasonable fees and expenses of counsel) incurred by the Company in respect of this Agreement to the extent such loss, liability or expense (a) is due to the negligence or bad faith of the Depositary or its agents or (b) arises solely or exclusively out of a Pre-release of an ADR and would not have arisen had such ADR not been the subject of a Pre-release.

15.3  Notification and Settlement

      Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement (provided that the failure to make such notification shall not affect such indemnified person's rights otherwise than under this
      Section 15.3) and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim, which shall be reasonable in the circumstances. No indemnified person shall compromise or settle any indemnifiable action or claim without the prior written consent of the indemnifying person (which consent shall not be unreasonably withheld).

15.4  Survival

      The obligations set forth in this Section 15 shall survive the termination of this Agreement.

16.   COMPLIANCE WITH U.S. SECURITIES LAWS

16.1  Withdrawal or Delivery of Deposited Shares

      Notwithstanding anything in this Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Instruction I.A.(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

16.2  Distribution of Shares in United States

      Notwithstanding anything contained in this Agreement to the contrary, in the event the Company proposes to issue or distribute Shares in the United States, it shall furnish to the Depositary, at the Company's expense, a written opinion of U.S. counsel (reasonably satisfactory to the
      Depositary) stating whether or not such issuance or distribution (1) requires a registration statement under the Securities Act to be in effect, and if so, whether or not there is a registration statement in effect which will cover such issuance or distribution or (2) is exempt from the registration requirements of the Securities Act. The Depositary shall not have any obligation to deposit or distribute such Shares unless it has received evidence reasonably satisfactory to it that with respect to such issuance or distribution of such Shares by the Company a registration statement has been declared effective or is exempt from the registration requirements of the Securities Act and is in accordance with all applicable laws or regulations.

17.   MISCELLANEOUS

      This Agreement is for the exclusive benefit of the Company, the Depositary, the Holders, the Beneficial Owners, and their respective successors hereunder, and shall not give any legal or equitable right, remedy or claim whatsoever to any other person. The Holders and Beneficial Owners shall be parties to this Agreement and shall be bound by the provisions hereof. If any such provision is invalid, illegal or unenforceable in any respect, the remaining provisions shall in no way be affected thereby. This Agreement may be executed in two counterparts, each of which shall be deemed an original and both of which shall constitute one instrument. Subject to the provisions of Section 11, this Agreement may not be assigned by either the Company or the Depositary. The Company agrees not to appoint any other depositary for the issuance or administration of depositary receipts evidencing any class of stock of the Company so long as Deutsche Bank Trust Company Americas is acting as Depositary hereunder.

18.   GOVERNING LAW

      This Agreement and the Receipts shall be interpreted in accordance with, and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by, the laws of the State of New York without reference to the principles of choice of law thereof. Except as set forth in the following paragraph of this Section 18, the Company and the Depositary agree that the federal or state courts in the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with this Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts. The Company hereby irrevocably designates, appoints and empowers CT Corporation System (the "Agent") now at 111 Eighth Avenue, New York, NY 10011, as its authorized agent to receive and accept for and on its behalf, and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Company in any federal or state court as described in the preceding sentence or in the next paragraph of this Section 18. If for any reason the Agent shall cease to be available to act as such, the Company agrees to designate a new agent in the City of New York on the terms and for the purposes of this Section 18 reasonably satisfactory to the Depositary. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any suit, action or proceeding against the Company, by service by mail of a copy thereof upon the Agent (whether or not the appointment of such Agent shall for any reason prove to be ineffective or such Agent shall fail to accept or acknowledge such service), with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided in Section 14.6 hereof. The Company agrees that the failure of the Agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

      Notwithstanding the foregoing, the Depositary and the Company unconditionally agree that in the event that a Holder or Beneficial Owner brings a suit, action or proceeding against (a) the Company, (b) the Depositary in its capacity as Depositary under this Agreement or (c) against both the Company and the Depositary, in any state or federal court of the United States, and the Depositary or the Company have any claim, for indemnification or otherwise, against each other arising out of the subject matter of such suit, action or proceeding, then the Company and the Depositary may pursue such claim against each other in the state or federal court in the United States in which such suit, action, or proceeding is pending, and for such purposes, the Company and the Depositary irrevocably submit to the non-exclusive jurisdiction of such courts. The Company agrees that service of process upon the Agent in the manner set forth in the preceding paragraph shall be effective service upon it for any suit, action or proceeding brought against it as described in this paragraph.

      The Company irrevocably and unconditionally waives, to the full extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any actions, suits or proceedings brought in any court as provided in this Section 18, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

HOYA CORPORATION


By:
        ----------------------------
Name:
Title:



DEUTSCHE BANK TRUST COMPANY AMERICAS

By:
        ----------------------------
Name:
Title:

By:
        ----------------------------
Name:
Title:

                                    EXHIBIT A
                     ANNEXED TO AND INCORPORATED IN DEPOSIT AGREEMENT

                              [FORM OF FACE OF ADR]

CERTAIN RIGHTS OF THE HOLDER OF THIS AMERICAN DEPOSITARY RECEIPT MAY BE WITHHELD IN ACCORDANCE AS DESCRIBED IN PARAGRAPH 8 BELOW, INCLUDING, WITHOUT LIMITATION, VOTING RIGHTS AND THE RIGHT TO RECEIVE DIVIDENDS AND OTHER DISTRIBUTIONS


[Number]                                                          No. of ADSs: O
                                                             Each ADS represents
                                                                   One (1) Share
                                                               CUSIP:  443251103
                                                             ISIN:  US4432511032



                           AMERICAN DEPOSITARY RECEIPT

                                   evidencing

                           AMERICAN DEPOSITARY SHARES

                                  representing

                             SHARES OF COMMON STOCK

                                       of

                                HOYA CORPORATION
                     (Incorporated under the laws of Japan)

Deutsche Bank Trust Company Americas, as depositary hereunder (the "Depositary"), hereby certifies that O is the registered owner (a "Holder") of O American Depositary Shares ("ADSs"), each representing one (1) share of common stock, including the right to receive a Share ("Share" and, together with any additional securities or cash from time to time held by the Depositary or the Custodian referred to below in respect or in lieu, thereof, the "Deposited Securities"), of HOYA CORPORATION, a corporation incorporated under the laws of the Japan (the "Company"), deposited at the Tokyo office of Sumitomo Mitsui Banking Corporation, as custodian (the "Custodian"). This ADR is issued pursuant to the Deposit Agreement dated as of October __, 2004 (as amended from time to time, the "Agreement") among the Company, the Depositary and Holders from time to time of ADR issued thereunder ("ADRs"), each of whom by accepting an ADR agrees to become a party thereto. Copies of the Agreement are on file at the Depositary's office at 60 Wall Street, New York, NY 10005 and at the office of the Custodian at 1-2, Yurakucho 1-chome, Chiyoda-Ku, Tokyo 100-0006. The Agreement and this ADR shall be governed by and construed in accordance with the laws of the State of New York without reference to the principles of choice of law thereof.

The statements made on the face and reverse of this ADR are summaries of certain provisions of the Agreement and are qualified by and subject to the detailed provisions of the Agreement, to which reference is hereby made. Capitalized terms defined in the Agreement and not defined herein shall have the meanings set forth in the Agreement.

1.      DEPOSIT OF SHARES

1.1     Deposit with Custodian

Subject to the terms and conditions of the Agreement, the Depositary shall issue ADRs for delivery at the Depositary's Office against delivery or transfer to the Custodian of: (a) Shares by credit to the account of the Custodian with JASDEC; or (b) subject to the provisions of Paragraph 2.3 below, rights to receive Shares. In connection with any such deposit, the Depositary or the Custodian may require a Delivery Order. Every deposit of Shares shall be accompanied by the following: (A) (i) in the case of Shares issued in certificated form, the certificates representing such Shares and (ii) in the case of Shares delivered by book-entry transfer, confirmation of such book-entry transfer to the Custodian or that irrevocable instructions have been given to cause such Shares to be so transferred, (B) such certifications and payments (including, without limitation, any applicable taxes and governmental charges and the Depositary's fees, and related charges in accordance with Paragraph 15 below) and evidence of such payments (including, without limitation, stamping or otherwise marking such Shares by way of receipt) as may be required by the Depositary, Custodian or JASDEC, as the case may be, in accordance with the provisions of the Agreement,
(C) if the Depositary so requires, a Delivery Order, (D) evidence satisfactory to the Depositary (which may include an opinion of counsel reasonably satisfactory to the Depositary provided at the cost of the person seeking to deposit Shares) that all conditions to such deposit have been met and all necessary approvals have been granted by, and there has been compliance with the rules and regulations of, any applicable governmental agency in Japan, and (E) if the Depositary so requires, (i) an agreement, assignment or instrument satisfactory to the Depositary or the Custodian which provides for the prompt transfer by any person in whose name the Shares are or have been recorded to the Custodian of any distribution, or right to subscribe for additional Shares or to receive other property in respect of any such deposited Shares or, in lieu thereof, such indemnity or other agreement as shall be satisfactory to the Depositary or the Custodian and (ii) if the Shares are registered in the name of the person on whose behalf they are presented for deposit, a proxy or proxies entitling the Custodian to exercise voting rights in respect of the Shares for any and all purposes until the Shares so deposited are registered in the name of the Depositary, the Custodian or any nominee. No Share shall be accepted for deposit unless accompanied by confirmation or such additional evidence, if any is required by the Depositary, that is reasonably satisfactory to the Depositary or the Custodian that all conditions to such deposit have been satisfied by the person depositing such Shares under the laws and regulations of Japan and any necessary approval has been granted by any governmental body in Japan, if any, which is then performing the function of the regulator of currency exchange. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company, JASDEC, the Foreign Registrar, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Agreement any Shares required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Shares. The Depositary will use commercially reasonable efforts to comply with reasonable written instructions of the Company that the Depositary shall not accept for deposit hereunder any Shares specifically identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with the securities laws in the United States.

As soon as practicable after receipt of any permitted deposit of Shares hereunder and compliance with the provisions of the Agreement, the Custodian shall present the Shares so deposited, together with the appropriate instrument or instruments of transfer or endorsement, duly stamped, to the Foreign Registrar for transfer and registration of the Shares (as soon as transfer and registration can be accomplished and at the expense of the person for whom the deposit is made) in the name of the Depositary, the Custodian or a nominee of either. Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary or a nominee, in each case for the account of the Holders and Beneficial Owners, at such place or places as the Depositary or the Custodian shall determine.

In the event any Shares are deposited which entitle the holders thereof to receive a per-share distribution or other entitlement in an amount different from the Shares then on deposit, the Depositary is authorized to take any and all actions as may be necessary (including, without limitation, making the necessary notations on ADRs) to give effect to the issuance of such ADSs and to ensure that such ADSs are not fungible with other ADSs issued hereunder until such time as the entitlement of the Shares represented by such non-fungible ADSs equals that of the Shares represented by ADSs prior to the deposit of such non-fungible Shares. The Company agrees to give timely written notice to the Depositary if any Shares issued or to be issued contain rights different from those of any other Shares theretofore issued and shall assist the Depositary with the establishment of procedures enabling the identification of such non-fungible Shares upon delivery to the Custodian.

1.2     Representations

Every person depositing Shares under the Agreement is deemed to represent and warrant that (i) such Shares are duly authorized, validly issued and outstanding, fully paid, nonassessable and were legally obtained, (ii) such Shares were not acquired in violation of any pre-emptive rights, (iii) the person making such deposit is duly authorized to do so, (iv) such Shares are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, (v) such Shares have not been stripped of any rights or entitlements, and (vi) such Shares (a) are not "restricted securities" as such term is defined in Rule 144 under the Securities Act and may be offered or sold in the United States in transactions that are exempt from registration under the Securities Act or (b) have been registered under the Securities Act. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.



2.      ISSUE OF ADRS

2.1     Issuance

After any deposit of Shares or rights to receive Shares in accordance with Paragraph 1.1 above, together with any other documents required by the Depositary in accordance with the Agreement, the Custodian shall as promptly as practicable notify the Depositary of such deposit and of the information contained in any Delivery Order. Such notice shall be given in writing, either by letter, airmail, postage prepaid, or, at the request, risk and expense of the person making the deposit, by telex or facsimile or electronic transmission. After receiving such notice from the Custodian, the Depositary, subject to the Agreement, shall as promptly as practicable execute and deliver at the Depositary's Office, to or upon the order of the person named in such notice, ADRs registered as requested and evidencing the aggregate number of ADSs to which such person is entitled. ADRs shall be issued only in denominations of any whole numbers of ADSs. At the request, risk and expense of the person depositing Shares or rights to receive Shares, the Depositary may deliver ADRs at a place other than the Depositary's Office. ADRs may be issued by the Depositary only under the circumstances expressly contemplated in the Agreement. Nothing herein shall prohibit any Pre-Release upon the terms set forth in the Agreement.

2.2     Issuance of Additional Shares

The Company agrees that in the event it proposes (i) an issuance, sale or distribution of additional Shares, (ii) an offering of rights to subscribe for Shares or other Deposited Securities, (iii) an issuance of securities convertible into or exchangeable for Shares, (iv) an issuance of rights to subscribe for securities convertible into or exchangeable for Shares, (v) an elective dividend of cash or Shares, (vi) a redemption of Deposited Securities or (vii) any reclassification, merger, consolidation or transfer of assets within the meaning of Rule 145 under the Securities Act, or any meeting of holders of Deposited Securities, or solicitation of consents or proxies in relation thereto (the "Transactions"), it will take all steps necessary to ensure that (1) such Transaction does not violate the registration requirements of the Securities Act, or any other applicable laws (including, without limitation, the Investment Company Act of 1940, as amended, the Securities Exchange Act or the securities laws of any of the states of the United States),
(2) such  Transaction  does not violate the laws or  regulations of

Japan or the Company's Articles of Incorporation and (3) all requisite regulatory consents and approvals have been obtained in Japan. If, being advised by counsel, the Company determines that such Transaction is required to be registered under the Securities Act, the Company will either (i) register such Transaction to the extent necessary, (ii) alter the terms of such Transaction so that the registration requirements of the Securities Act do not apply or (iii) direct the Depositary to take specific measures, in each case as contemplated in the Agreement, to prevent such Transaction from violating the registration requirements of the Securities Act. The Depositary shall not have any obligation to deposit or distribute additional Shares, rights to subscribe for Shares or Deposited Securities, securities convertible into or exchangeable for Shares or rights to subscribe for such securities issued or distributed by the Company in a Transaction unless it has received evidence reasonably satisfactory to it that with respect to such Transaction a registration statement has been declared effective or such Transaction is exempt from the registration requirements of the Securities Act and is in accordance with all applicable laws or regulations.

The Company agrees with the Depositary that neither the Company nor any of its Affiliates will at any time (i) deposit any Shares or other Deposited
Securities, either upon original issuance or upon a sale of Shares or other Deposited Securities previously issued and reacquired by the Company or by any such Affiliate, or (ii) issue additional Shares, rights to subscribe for such Shares, securities convertible into or exchangeable for Shares or rights to subscribe for such securities, unless such transaction and the securities issuable in such transaction are exempt from registration under the Securities Act or have been registered under the Securities Act (and such registration statement has been declared effective).

Notwithstanding anything else contained in the Agreement, nothing in the Agreement shall be deemed to obligate the Company to file any registration statement in respect of any proposed transaction.

2.3     Pre-release

Unless requested in writing by the Company to cease doing so, the Depositary may execute and deliver ADRs prior to the receipt of Shares pursuant to Paragraph
1.1. The Depositary may deliver Shares upon the receipt and cancellation of Pre-released ADRs, whether or not such cancellation is prior to the termination of such Pre-release or the Depositary knows that such ADR has been Pre-released. The Depositary may receive ADRs in lieu of Shares in satisfaction of a Pre-release. Each Pre-released ADR will be (a) preceded or accompanied by a written representation and agreement from the Applicant that the Applicant, or its customer, (i) owns the Shares or ADRs to be remitted, as the case may be,
(ii) transfers all beneficial right, title and interest in such Shares or ADRs, as the case may be, to the Depositary in its capacity as such and for the benefit of the Holders, and (iii) will not take any action with respect to such Shares or ADRs, as the case may be, that is inconsistent with the transfer of ownership (including, without the consent of the Depositary, disposing of Shares or ADRs, as the case may be, other than in satisfaction of such Pre-release),
(b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary determines, in good faith, will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of Shares not deposited but represented by ADSs outstanding at any time as a result of Pre-releases will not normally exceed 30% of the Shares deposited hereunder; provided, however, that the Depositary reserves the right to disregard such limit from time to time as it deems reasonably appropriate, and may, with the prior written consent of the Company, change such limit for purposes of general application. The Depositary will also set U.S. dollar limits with respect to Pre-release transactions to be entered into hereunder with any particular Pre-release on a case-by-case basis as the Depositary deems appropriate. For the purposes of enabling the Depositary to fulfil its obligations to the Holders under the Agreement, the collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Applicant's obligation to deliver Shares or ADRs upon termination of a Pre-release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities hereunder). The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

3.      TRANSFER, COMBINATION AND SPLIT-UP OF ADRS

Subject to the terms and conditions of the Agreement, the Depositary shall, upon surrender of an ADR or ADRs in form satisfactory to the Depositary at the Depositary's Office (a) for the purpose of transfer, if such ADRs are accompanied by such instruments of transfer as the Depositary may require and are stamped as may be required by law, register the transfer of such ADRs on the Register and execute and deliver new ADRs to or upon the order of the person entitled thereto; and (b) for the purpose of effecting a split-up or combination, execute and deliver a new ADR or ADRs in such denominations as may be requested, evidencing the same aggregate number of ADRs as the ADRs surrendered.

4.      SURRENDER OF RECEIPTS AND WITHDRAWAL OF DEPOSITED SECURITIES

Upon surrender, at the Depositary's Office, of ADSs for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of
(i) the fees and charges of the Depositary for the making of withdrawals of Deposited Securities and cancellation of ADRs (as set forth in Paragraph 15 below) and (ii) all applicable taxes and governmental charges payable in connection with such surrender and withdrawal, and subject to the terms and conditions of the Agreement, the Company's Articles of Incorporation, and any other provisions of or governing the Deposited Securities and other applicable laws, the Holder of such ADSs shall be entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by the ADSs so surrendered. ADSs may be surrendered for the purpose of withdrawing Deposited Securities by delivery of an ADR evidencing such ADSs (if held in certificated form) or by book-entry delivery of such ADSs to the Depositary.

A Receipt surrendered for such purposes shall, if so required by the Depositary, be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct the Custodian to deliver (without unreasonable delay) at the designated office of the Custodian or through a book entry delivery of the Shares (in either case, subject to Paragraphs 5 and 14, and to the other terms and conditions of the Agreement, to the Company's Articles of Incorporation, to the provisions of or governing the Deposited Securities and to applicable laws, now or hereafter in effect) to or upon the written order of the person or persons designated in the order delivered to the Depositary as provided above, the Deposited Securities represented by such ADSs, together with any certificate or other proper documents of or relating to title of the Deposited Securities as may be legally required, as the case may be, to or for the account of such person.

The Depositary may, in its discretion, refuse to accept for surrender a number of ADSs representing a number other than a whole number of Shares. In the case of surrender of an ADR evidencing a number of ADSs representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) issue and deliver to the person surrendering such Receipt a new Receipt evidencing ADSs representing any remaining fractional Share, or (ii) sell or cause to be sold the fractional Shares represented by the Receipt surrendered and remit the proceeds of such sale (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) to the person surrendering the Receipt.

At the request, risk and expense of any Holder so surrendering an ADR, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held in respect of, and any certificate or certificates and other proper documents of or relating to title to, the Deposited Securities represented by such ADR to the Depositary for delivery at Depositary's Office, and for further delivery to such Holder. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission. Upon receipt by the Depositary, the Depositary may make delivery to such person or persons entitled thereto at Depositary's Office of any dividends or cash distributions with respect to the Deposited Securities represented by such ADSs, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

5. LIMITATIONS ON EXECUTION AND DELIVERY, TRANSFER, ETC. OF RECEIPTS; SUSPENSION OF DELIVERY, TRANSFER, ETC.

As a condition precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution thereon or withdrawal of any Deposited Securities, the Depositary or the Custodian may require (i) payment from the depositor of Shares or presenter of the ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges of the Depositary as provided in Paragraph 15, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matter contemplated by Paragraph 12.4 and (iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of Deposited Securities and (B) such reasonable regulations as the Depositary may establish consistent with the provisions of the Agreement and applicable law.

The issuance of ADSs against deposits of Shares generally or against deposits of particular Shares may be suspended, or the issuance of ADSs against the deposit of particular Shares may be withheld, or the registration of transfer of ADRs in particular instances may be refused, or the registration of transfers of ADRs generally may be suspended, during any period when the transfer books of the Depositary are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the Receipts or Shares are listed, or under any provision of the Agreement or provisions of, or governing, the Deposited Securities, or any meeting of shareholders of the Company or for any other reason, subject, in all cases, to Section 16 of the Agreement.

6.      DISTRIBUTIONS

6.1     Cash Distributions

Whenever the Depositary receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Shares, rights, securities or other entitlements under the terms hereof, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary (pursuant to Section 6.7 of the Agreement) be converted on a practicable basis into Dollars transferable to the United States, promptly convert or cause to be converted such cash dividend, distribution or proceeds into Dollars (pursuant to Section 6.7 of the Agreement) and will distribute promptly the amount thus received (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) to the Holders of record as of the ADS Record Date in proportion to the number of ADSs held by such Holders respectively as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent. Any such fractional amounts shall be rounded to the nearest whole cent and so distributed to Holders entitled thereto. Holders and Beneficial Owners understand that in converting foreign currency, amounts received on conversion are calculated at a rate which exceeds three or four decimal places (the number of decimal places used by the Depositary to report distribution rates). Any excess amount may be retained by the Depositary as an additional cost of conversion, irrespective of any other fees and expenses payable or owing hereunder and shall not be subject to escheatment. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the ADSs representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company, the Custodian or the Depositary to the relevant governmental authority. Evidence of payment thereof by the Company shall be forwarded by the Company to the Depositary upon request. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file with governmental agencies such reports that are necessary to obtain benefits under the applicable tax treaties for the Holders and Beneficial Owners of Receipts.

6.2     Distribution in Shares

If any distribution upon any Deposited Securities consists of free distribution of Shares (in the form of a stock split or otherwise), the Company shall cause such Shares to be deposited with the Custodian and registered, as the case may be, in the name of the Depositary, the Custodian or any of their nominees. Upon receipt of confirmation of such deposit from the Custodian, the Depositary shall establish the ADS Record Date upon the terms described in Paragraph 7 and shall, subject to Paragraph 15, either (i) distribute to the Holders as of the ADS Record Date in proportion to the number of ADSs held as of the ADS Record Date, additional ADSs, which represent in the aggregate the number of Shares received as such dividend, or free distribution, subject to the other terms of the Agreement (including, without limitation, applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges), or (ii) if additional ADSs are not so distributed, each ADS issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interests in the additional Shares distributed upon the Deposited Securities represented thereby (net of applicable
(a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges). In lieu of delivering fractional ADSs, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the proceeds upon the terms described in Paragraph 6.1. The Depositary may withhold any such distribution of Receipts if it has not received satisfactory assurances from the Company that such distribution is registered under the Securities Act or is exempt from the registration requirements of the Securities Act. To the extent such distribution may be withheld, the Depositary may dispose of all or a portion of such distribution in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable, and the Depositary shall distribute the net proceeds of any such sale (after deduction of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) to Holders entitled thereto upon the terms described in Paragraph 6.1.

6.3     Distribution of Rights to Purchase Shares

    (a) Distribution to ADS Holders. Whenever the Company intends to distribute to the holders of the Deposited Securities rights to subscribe for additional Shares, the Company shall give notice thereof to the Depositary at least 60 days prior to the proposed distribution stating whether or not it wishes such rights to be made available to Holders. Upon receipt of a notice indicating that the Company wishes such rights to be made available to Holders, the Depositary shall consult with the Company to determine, and the Company shall determine, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to Holders only if (i) the Company shall have timely requested that such rights be made available to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of the Paragraph 2.2, and
        (iii) the Depositary shall have determined that such distribution of rights is lawful and reasonably practicable. In the event any of the conditions set forth above are not satisfied, the Depositary shall proceed with the sale of the rights as contemplated in Paragraph 6.3(b) or, if timing or market conditions may not permit, do nothing thereby allowing such rights to lapse. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date (upon the terms described in Paragraph 7) and establish procedures (x) to distribute such rights (by means of warrants or otherwise) and (y) to enable the Holders to exercise the rights (upon payment of applicable
        (a) fees and charges of, and expenses  incurred by, the  Depositary  and
        (b) taxes and other governmental charges). Nothing herein shall obligate the Depositary to make available to the Holders a method to exercise such rights to subscribe for Shares (rather than ADSs).

    (b) Sale of Rights. If (i) the Company does not timely request the Depositary to make the rights available to Holders or requests that the rights not be made available to Holders, (ii) the Depositary fails to receive satisfactory documentation within the terms of Paragraph 2.2 or determines it is not lawful or reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper. The Company shall assist the Depositary to the extent necessary to determine such legality and practicability. The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) upon the terms set forth in Paragraph 6.1.

    (c) Lapse of Rights. If the Depositary is unable to make any rights available to Holders upon the terms described in Paragraph 6.3(a) or to arrange for the sale of the rights upon the terms described in Paragraph 6.3(b), the Depositary shall allow such rights to lapse.

The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or practicable to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or (iii) the content of any materials forwarded to the Holders on behalf of the Company in connection with the rights distribution.

Notwithstanding anything to the contrary in this Paragraph 6.3, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders unless and until a registration statement under the Securities Act covering such offering is in effect or the offering and sale of such securities to Holders and Beneficial Owners are exempt from, or do not require registration under, the provisions of the Securities Act or any other applicable laws. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges.

There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or be able to exercise such rights. Nothing herein shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.

6.4     Distributions Other Than Cash, Shares or Rights to Purchase Shares

    (a) Whenever the Company intends to distribute to the holders of Deposited Securities property other than cash, Shares or rights to purchase additional Shares, the Company shall give notice thereof to the Depositary at least 30 days prior to the proposed distribution and shall indicate whether or not it wishes such distribution to be made to Holders. Upon receipt of a notice indicating that the Company wishes such distribution be made to Holders, the Depositary shall determine whether such distribution to Holders is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have timely requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received satisfactory documentation within the terms of Paragraph 2.2, and (iii) the Depositary shall have determined that such distribution is lawful and reasonably practicable.

    (b) Upon receipt of satisfactory documentation and the request of the Company to distribute property to Holders and after making the requisite determinations set forth in (a) above, the Depositary may distribute the property so received to the Holders of record as of the ADS Record Date, in proportion to the number of ADSs held by such Holders respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes and other governmental charges withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.

    (c) If (i) the Company does not request the Depositary to make such distribution to Holders or requests not to make such distribution to Holders, (ii) the Depositary does not receive satisfactory documentation within the terms of Paragraph 2.2, or (iii) the Depositary determines that all or a portion of such distribution is not reasonably practicable or feasible, the Depositary shall endeavor to sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem proper and shall distribute the net proceeds, if any, of such sale received by the Depositary (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes and other governmental charges) to the Holders as of the ADS Record Date upon the terms of Paragraph 6.1. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration and Holders and Beneficial Owners shall have no rights thereto or arising therefrom.



Dated:                                           DEUTSCHE BANK TRUST
                                                 COMPANY AMERICAS, as Depositary

                                                 By:   _________________________
                                                       Vice President

The address of the Depositary's Office is 60 Wall Street, New York, New York, 10005 U.S.A.

                            [FORM OF REVERSE OF ADR]

6.5     Withholding

In connection with any distribution on the Deposited Securities, each of the Company, the Depositary and the Custodian shall remit to the appropriate governmental authority such amounts (if any) as may be required by law to withhold and pay to such authority. The Depositary shall forward to the Company in a timely fashion such information from its records as the Company may reasonably request to enable the Company to file necessary reports with governmental authorities. The Depositary shall make reasonable efforts to establish and maintain arrangements that assist Beneficial Owners in claiming any tax refunds, credits or other benefits (pursuant to treaty or otherwise) relating to distributions on the ADSs. The Depositary shall provide copies of any filing that it makes in conjunction with any such arrangements to the Company. The Company shall provide such cooperation in establishing and maintaining any such arrangements as the Depositary may reasonably request.

If any present or future tax or other governmental charge shall become payable by the Depositary or the Custodian with respect to any ADR or any Deposited Securities or ADSs, such tax or other governmental charge shall be payable by the Holders and Beneficial Owners to the Depositary and such Holders and Beneficial Owners shall be deemed liable therefor. The Company, the Custodian and/or the Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of a Holder and/or Beneficial Owner any or all of the Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the Holder and the Beneficial Owner remaining fully liable for any deficiency. In addition to any other remedies available to it, the Depositary and the Custodian may refuse the deposit of Shares, and the Depositary may refuse to issue ADSs, to deliver ADRs, register the transfer, split-up or combination of ADRs and the withdrawal of Deposited Securities, until payment in full of such tax, charge, penalty or interest is received. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Company, the Custodian, and each of their respective agents, officers, directors, employees and Affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner. The obligations of Holders and Beneficial Owners of Receipts under this Paragraph 6.5 shall survive any transfer of Receipts, any surrender of Receipts and withdrawal of Deposited Securities, or the termination of the Agreement.

7.      FIXING OF RECORD DATE

Whenever necessary in connection with any distribution (whether in cash, Shares, rights, or other distribution), or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of or solicitation of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary shall fix a record date after consultation with the Company (the "ADS Record Date"), as close as practicable to the record date fixed by the Company with respect to the Shares, for the determination of the Holders who shall be entitled to receive such distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each ADS. Subject to applicable law and the provisions of Paragraphs 6.1 through 6.4 and to the other terms and conditions of the Agreement, only the Holders of record at the close of business in New York on such ADS Record Date shall be entitled to receive such distribution, to give such voting instructions, to receive such notice or solicitation, or otherwise take action.

8.      VOTING OF DEPOSITED SHARES

As soon as practicable after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited

Securities, the Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least 14 days prior to the date of such vote or meeting) and at the Company's expense and provided no U.S. legal prohibitions exist, mail by regular, ordinary mail delivery or otherwise distribute to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxy; (b) a statement that the Holders at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the Company's Articles of Incorporation and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of ADSs on the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Agreement, the Company's Articles of Incorporation and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by ADSs evidenced by such Receipt in accordance with such voting instructions. Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting.

To the extent such instructions are not so received by the Depositary from any Holder, the Depositary shall deem such Holder to have so instructed the Depositary to give a discretionary proxy to a person designated by the Company and the Depositary shall, insofar as practicable, give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs as to which such instructions are deemed to have been so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter (w) if not permitted under applicable law, the Company's Articles of Incorporation or the provisions of or governing the Deposited Securties, (x) if the Company does not wish such proxy to be given, (y) if there is substantial opposition to such matter or (z) if such matter materially adversely affects the rights of holders of Shares.

Notwithstanding any other provision of the Agreement, save for applicable provisions of Japanese law, and in accordance with the terms of Paragraph 9, the Depositary shall not be liable (i) for any failure to carry out any instructions to vote any of the Deposited Securities or (ii) for any action or inaction (including any deemed action or inaction) or the consequences thereof, contemplated by the immediately preceding paragraph.

9.      STANDARD OF CARE

The Company and the Depositary and their respective agents assume no obligation and shall not be subject to any liability under the Agreement or any Receipts to any Holder(s) or Beneficial Owner(s) or other persons (except in accordance with the Agreement), provided, that the Company and the Depositary and their respective agents agree to perform their respective obligations specifically set forth in the Agreement or the applicable ADRs without negligence or willful misconduct. Without limitation of the foregoing, neither the Depositary, nor the Company, nor any of their respective controlling persons, or agents, shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expenses (including fees and disbursements of counsel) and liabilities be furnished as often as may be required (and no Custodian shall be under any obligation whatsoever with respect to such
proceedings,   the   responsibility   of  the  Custodian  being  solely  to  the
Depositary).

The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effects of any vote. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the

Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Shares or Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Agreement or for the failure or timeliness of any notice from the Company, or for any action or non action by it in reliance upon the opinion, advice of or information from legal counsel, accountants, any person representing Shares for deposit, any Holder or any other person believed by it in good faith to be competent to give such advice or information. The Depositary and its agents shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary.

10.     AMENDMENT

The ADRs and the Agreement may be amended by the Company and the Depositary without consent of the Holders, provided that any amendment that imposes or increases any fees or charge or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders (except any amendment relating to stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses shall become effective immediately without consent of the Holders). Every Holder, at the time any amendment so becomes effective, shall be deemed, by continuing to hold any ADR, to consent and agree to such amendment and to be bound by the ADRs and the Agreement as amended thereby.

11.     TERMINATION

The Depositary shall, at the written direction of the Company, terminate the Agreement and the ADRs by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. The Depositary may terminate the Agreement, after giving notice to the Holders as set forth in the preceding sentence of this Paragraph 11 at any time 45 days or more after the Depositary shall have delivered to the Company its written resignation, provided that no successor depositary shall have been appointed and accepted its appointment as provided in Section 11 of the Agreement before the end of such 45 days. After the date so fixed for termination, the Depositary and its agents shall perform no further acts under the Agreement and the ADRs, except to advise Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn together with any such distributions on Deposited Securities. As soon as practicable after the expiration of one year from the date so fixed for termination, the Depositary shall, to the extent practicable, sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold the net proceeds of such sales, together with any other cash then held by it under the Agreement, without liability for interest, for the pro rata benefit of the Holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Agreement and the ADRs, except to account for such net proceeds and other cash and its indemnification obligations to the Company. After the date so fixed for termination, the Company shall be discharged from all obligations under the Agreement except for its indemnification and payment obligations to the Depositary.

12.     INFORMATION

12.1    Available Information

The Agreement, the Company's Articles of Incorporation, and written communications from the Company that are received by the Custodian or the Depositary in accordance with Paragraph 12.5, are available for inspection by Holders at the Depositary's Office and the office of the Custodian during normal business hours on any Business Day. The Company is exempt from the periodic reporting requirements of the Securities Exchange Act. The Company furnishes the Commission with certain public reports and documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act. Such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at the date of the Agreement at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

The Depositary shall make available during normal business hours on any Business Day for inspection by Holders at the Depositary's Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company.

12.2    Compliance with Information Requests

Notwithstanding any other provision of this Agreement, the Receipts, the Articles of Incorporation and applicable law, each Holder and Beneficial Owner agrees to (a) provide such information as the Company or the Depositary may request pursuant to applicable law (including, without limitation, relevant Japanese law and any applicable law of the United States), the Articles of Incorporation, any resolutions of the Company's Management Board or Supervisory Board adopted pursuant to such Articles of Incorporation, the requirements of any markets or exchanges upon which the Shares, ADSs or Receipts are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or Receipts may be transferred, and (b) be bound by and subject to applicable provisions of the laws of Japan, the Articles of Incorporation and the requirements of any markets or exchanges upon which the ADSs, Receipts or Shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, Receipts or Shares may be transferred, to the same extent as if such Holder and Beneficial Owner held Shares directly, in each case irrespective of whether or not they are Holders or Beneficial Owners at the time such request is made, and (c) without limiting the generality of the foregoing, comply with all applicable provisions of Japanese law, the rules and requirements of the Tokyo Stock Exchange and any other stock exchange on which the Shares are, or will be registered, traded or listed and the Company's Articles of Incorporation regarding any such Holder or Beneficial Owner's interest in Shares (including the aggregate of ADSs and Shares held by each such Holder or Beneficial Owner), in compliance with the Securities and Exchange Law, or any substitute or supplemental provision of Japanese law that may be bought into force from time to time. Each Holder and Beneficial Owner acknowledges that, at the date of this Agreement, (i) the statutory notification obligations of the Securities and Exchange Law apply to anyone whose holding, either directly or by way of imputation pursuant to the provisions of Article 27-23 of the Securities and Exchange Law, of voting rights in the Company reaches or exceeds 5%, or, after having reached or exceeded any such threshold, fluctuates by 1% or more and (ii) the statutory notification obligations of the Foreign Exchange Law, apply to any non-Japanese person or enterprise that, either directly or by way of imputation pursuant to the provisions of Article 26 of the Foreign Exchange Law, owns more than 10% of the shares of the Company or, after having exceeded either of these thresholds, no longer owns such percentage. Each Holder and Beneficial Owner acknowledges that failure to provide on a timely basis any required notification of an interest in Shares may result in withholding of certain rights, including voting and dividend rights, in respect of the Shares in which such Beneficial Owner has an interest. Each Holder and Beneficial Owner of ADSs further agrees to furnish the Company with any such notification made in accordance with this Paragraph 12.2 and to comply with requests from the Company pursuant to the laws of Japan, the rules and requirements of the Securities and Exchange Law and any other stock exchange on which the Shares are, or will be registered, traded or listed, and the Company's Articles of Incorporation, whether or not they are Holders and/or Beneficial Owner at the time of such request. The Depositary agrees to use its reasonable efforts to forward upon the request of the Company, and at the Company's expense, any such request from the Company to the Holders and to forward to the Company any such responses to such requests received by the Depositary.

12.3    Lists of Holders

The Company and each Holder shall, to the extent permitted by applicable law, have the right to inspect the Register and the transfer records of the Depositary, take copies thereof and require the Depositary to supply copies of such records as the Company or any Holder may reasonably request.

The Depositary shall, to the extent permitted by applicable law, furnish to the Company or any Holder, promptly upon the receipt of a written request from the Company or such Holder, a list of the names and addresses of, and holdings of ADSs by, all Holders, as of a recent date. The Depositary shall provide copies to the Company or any Holder, promptly upon receipt of a written request from the Company or such Holder, of any information received by the Depositary in accordance with Paragraph 5 unless such disclosure is prohibited by applicable law.

12.4    Proofs, Certificates and Other Information

Any person presenting Shares for deposit, any Holder and any Beneficial Owner may be required, and every Holder and Beneficial Owner agrees, from time to time to provide to the Depositary or the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and the terms of the Agreement and the provisions of, or governing, the Deposited Securities or other information; to execute such certifications and to make such representations and warranties, and to provide such other information and documentation as the Depositary may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations hereunder. The Depositary and the Registrar, as applicable, may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or distribution of rights or of the proceeds thereof, or to the extent not limited by the terms of the Agreement, the delivery of any Deposited Securities, until such proof or other information is filed or such certifications are executed, or such representations and warranties are made, or such other documentation or information provided, in each case to the Depositary's and the Company's satisfaction. The Depositary shall from time to time on the written request of the Company advise the Company of the availability of any such proofs, certificates or other information and shall, at the Company's sole expense, provide or otherwise make available copies thereof to the Company upon written request thereof by the Company, unless such disclosure is prohibited by law. Each Holder and Beneficial Owner agrees to provide any information requested by the Company or the Depositary pursuant to this paragraph. Nothing herein shall obligate the Depositary to (i) obtain any information for the Company if not provided by the Holders or Beneficial Owners or (ii) verify or vouch for the accuracy of the information so provided by the Holders or Beneficial Owners.

12.5.   Notices

Notice to any Holder shall be deemed to be given when first mailed, first class postage prepaid, or sent via telex or facsimile transmission to such Holder at the address or telex or fax number, as the case may be, of such Holder in the Register. Notice to the Depositary or the Company shall be deemed to be given when first received by it at the address or fax number set forth in (a) or (b) below, respectively, or at such other address or fax number as either may specify to the other by written notice:

    (a) Deutsche Bank Trust Company Americas
        60 Wall Street
        New York
        NY 10005
        United States

        Attention:  ADR Department
        Fax:   +1-212-797-0327

    (b) HOYA CORPORATION
        2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo 161-8525 Japan

        Attention:  Investor Relations
        Fax:   +81-3-3952-0726

Notices to the Depositary must be in English.

12.6.   Reports

The Depositary will, at the expense of the Company and in accordance with Paragraph 12.5, mail by regular, ordinary mail delivery or by electronic transmission (if agreed between the Company and the Depositary) and unless otherwise agreed in writing, copies of such communications (or English translations or summaries thereof) to Holders when requested and furnished by the Company.

13.     INDEMNIFICATION

The Company agrees to indemnify the Depositary against any loss, liability or expense (including reasonable fees and expenses of counsel) that may arise out of (a) its acceptance and performance of its powers and duties in respect of the Agreement, except to the extent such loss, liability or expense (i) is due to the negligence or bad faith of the Depositary or its agents or (ii) arises solely or exclusively out of a Pre-release of an ADR and would not have arisen had such ADR not been the subject of a Pre-release, or (b) any offer or sale of ADRs, ADSs, Shares or other Deposited Securities or any registration statement under the Securities Act in respect thereof, except to the extent such loss, liability or expense arises out of information (or omissions from such information) relating to the Depositary furnished in writing to the Company by the Depositary expressly for use in such registration statement.

The Depositary agrees to indemnify the Company against any loss, liability or expense (including reasonable fees and expenses of counsel) incurred by the Company in respect of this Agreement to the extent such loss, liability or expense (a) is due to the negligence or bad faith of the Depositary or its agents or (b) arises solely or exclusively out of a Pre-release of an ADR and would not have arisen had such ADR not been the subject of a Pre-release.

14.     COMPLIANCE WITH U.S. SECURITIES LAWS

14.1    Withdrawal or Delivery of Deposited Shares

Notwithstanding anything in the Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Instruction I.A.(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

14.2    Distribution of Shares in United States

Notwithstanding anything contained in the Agreement to the contrary, in the event the Company proposes to issue or distribute Shares in the United States, it shall furnish to the Depositary, at the Company's expense, a written opinion of U.S. counsel (reasonably satisfactory to the Depositary) stating whether or not such issuance or distribution (1) requires a registration statement under the Securities Act to be in effect, and if so, whether or not there is a registration statement in effect which will cover such issuance or distribution or (2) is exempt from the registration requirements of the Securities Act. The Depositary shall not have any obligation to deposit or distribute such Shares unless it has received evidence reasonably satisfactory to it that with respect to such issuance or distribution of such Shares by the Company a registration statement has been declared effective or is exempt from the registration

15.     FEES AND CHARGES OF THE DEPOSITARY

The Company, the Holders, the Beneficial Owners, and persons depositing Shares or surrendering ADSs for cancellation and withdrawal of Deposited Securities shall be required to pay to the Depositary the Depositary's fees and related charges identified as payable by them respectively as set forth below.

The Depositary shall charge the following fees for the services performed under the terms of the Deposit Agreement:

     (i) to any person to whom ADSs are issued upon the deposit of Shares or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash), a fee not in excess of U.S.$5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the Deposit Agreement to be determined by the Depositary;

     (ii) to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities including, inter alia, cash distributions made pursuant to a cancellation or withdrawal, a fee not in excess of U.S.$5.00 per 100 ADSs (or fraction thereof) so surrendered;

     (iii) to any Holder of ADSs, a fee not in excess of U.S.$2.00 per 100 ADS held for the distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal;

     (iv) to any Holder of ADSs, a fee not in the excess of U.S.$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights.

In addition, Holders, Beneficial Owners, persons depositing Shares for deposit and persons surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:

     (i)   taxes  (including   applicable  interest  and  penalties)  and  other
           governmental charges;

     (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities with the Foreign Registrar and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

     (iii) such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of ADSs;

     (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency;

     (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs;

     (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities, including any fees of a central depository for securities in the local market, where applicable; and

     (vii) any additional fees, charges, costs or expenses that may be incurred by the Depositary or its agents, or the Custodian, or its agents from time to time.

Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company.

All fees and charges so payable may, at any time and from time to time, be changed by agreement between the Depositary and the Company, but, in the case of fees and charges payable by Holders and Beneficial Owners, only in the manner contemplated in Paragraph 10. The Depositary shall provide, without charge, a copy of its latest fee schedule to anyone upon request.

                                    EXHIBIT B

                       FEES AND CHARGES OF THE DEPOSITARY

The Company, the Holders, the Beneficial Owners, and persons depositing Shares or surrendering ADSs for cancellation and withdrawal of Deposited Securities shall be required to pay to the Depositary the Depositary's fees and related charges identified as payable by them respectively as set forth below.

The Depositary shall charge the following fees for the services performed under the terms of the Deposit Agreement:

      (i) to any person to whom ADSs are issued upon the deposit of Shares or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash), a fee not in excess of U.S.$5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the Deposit Agreement to be determined by the Depositary;

      (ii) to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities including, inter alia, cash distributions made pursuant to a cancellation or withdrawal, a fee not in excess of U.S.$5.00 per 100 ADSs (or fraction thereof) so surrendered;

      (iii) to any Holder of ADSs, a fee not in excess of U.S.$2.00 per 100 ADS held for the distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal;

      (iv) to any Holder of ADSs, a fee not in the excess of U.S.$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights.

In addition, Holders, Beneficial Owners, persons depositing Shares for deposit and persons surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:

      (i) taxes (including applicable interest and penalties) and other governmental charges;

      (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities with the Foreign Registrar and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

      (iii) such cable, telex , facsimile and electronic transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of ADSs;

      (iv)  the  expenses  and  charges   incurred  by  the  Depositary  in  the
            conversion of foreign currency;

      (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs;

      (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities, including any fees of a central depository for securities in the local market, where applicable; and

      (vii) any additional fees, charges, costs or expenses that may be incurred by the Depositary or its agents, or the Custodian, or its agents from time to time.

Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company.

All fees and charges so payable may, at any time and from time to time, be changed by agreement between the Depositary and the Company, but, in the case of fees and charges payable by Holders and Beneficial Owners, only in the manner contemplated in Section 12. The Depositary shall provide, without charge, a copy of its latest fee schedule to anyone upon request.

The Depositary and the Company may reach separate agreement in relation to the payment of any additional remuneration to the Depositary in respect of any exceptional duties which the Depositary finds necessary or desirable and agreed by both parties in the performance of its obligations hereunder and in respect of the actual costs and expenses of the Depositary in respect of any notices required to be given to the Holders in accordance with Section 14.6.

In connection with any payment by the Company to the Depositary:

      (i) all fees, taxes, duties, charges, costs and expenses which are payable by the Company shall be paid or be procured to be paid by the Company (and any such amounts which are paid by the Depositary shall be reimbursed to the Depositary by the Company upon demand therefor); and

      (ii) such payment shall be subject to all necessary exchange control regulations, where applicable, and other consents and approvals having been obtained. The Company undertakes to use its reasonable endeavors to obtain all necessary approvals that are required to be obtained by it in this connection.

The Company agrees to promptly pay to the Depositary such other fees and charges and to reimburse the Depositary for such out-of-pocket expenses as the Depositary and the Company may agree to in writing from time to time. Responsibility for payment of such charges may at any time and from time to time be changed by agreement between the Company and the Depositary.

All payments by the Company to the Depositary under this Exhibit B shall be paid without set-off or counterclaim, and free and clear of and without deduction or withholding for or on account of, any present or future taxes, levies, imports, duties, fees, assessments or other charges of whatever nature, imposed by Japan or by any department, agency or other political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities with respect thereto.

The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the Deposit Agreement. As to any Depositary, upon the resignation or removal of such Depositary as described in
Section 11 of the Deposit Agreement, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

                                   Exhibit (d)

9 September 2004                                                     56793.00002


Private & Confidential



Deutsche Bank Trust Company Americas,
as Depositary under the Deposit Agreement referred to below
60 Wall Street
New York, NY 10005
U.S.A.


Ladies and Gentlemen,

Re: American Depositary Shares Evidenced by American Depositary Receipts for Deposited Shares of HOYA CORPORATION

We have acted as special New York counsel to you in your capacity as Depositary under the Deposit Agreement referred to below. We refer to the Registration Statement (the "Registration Statement") on Form F-6 under the United States Securities Act of 1933, as amended (the "Securities Act"), relating to the American Depositary Shares (the "American Depositary Shares") evidenced by American Depositary Receipts (the "American Depositary Receipts"), each American Depositary Share representing one share of common stock of HOYA CORPORATION, a corporation organized under the laws of Japan. Terms used herein and not defined herein shall have the meanings assigned to them in the deposit agreement appearing as Exhibit (a) to the Registration Statement (the "Deposit Agreement").

In rendering the opinions set forth herein, we have assumed that (i) the Deposit Agreement will have been duly authorized, executed and delivered by the Company and the Depositary and will constitute a valid and binding obligation of the Company enforceable against it in accordance with its terms, (ii) the relevant Deposited Securities will have been duly deposited with a Custodian under and in accordance with all applicable laws and regulations, (iii) that the choice of New York law contained in the Deposit Agreement is legal and valid under the laws of Japan and (iv) that insofar as any obligation under the Deposit Agreement is to be performed in, or by a party organized under the laws of, any jurisdiction outside of the United States of America, its performance will not be illegal or ineffective in any jurisdiction by virtue of the laws of that jurisdiction.

Based upon and subject to the foregoing, we are of the opinion that the American Depositary Shares covered by the Registration Statement, when evidenced by Receipts

9 September 2004
Page 2



that are duly executed and delivered by the Depositary and issued in accordance with the terms of the Deposit Agreement, will be validly issued and will entitle the registered holders thereof to the rights specified in the Deposit Agreement and those Receipts.

The foregoing opinion is limited to the federal laws of the United States and the laws of the State of New York and we express no opinion as to the laws of any other jurisdiction. In addition, we express no opinion as to any law, ordinance, rule or regulation of any municipality, village, town, county or other political division of the State of New York.

We hereby consent to the use of this opinion as Exhibit (d) to the Registration Statement. In giving such consent, we do not admit thereby that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Yours faithfully,



/s/ PAUL, HASTINGS, JANOFSKY & WALKER (EUROPE) LLP
PAUL, HASTINGS, JANOFSKY & WALKER (EUROPE) LLP